UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and TIM S.A. and subsidiary

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

TIM S.A. and TIM S.A. and SUBSIDIARY

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

Contents

Independent auditors’ report on the financial statements	1
Individual and consolidated financial statements
Balance sheets	7
Statements of income	9
Statements of comprehensive income	10
Statements of changes in shareholders' equity	11
Statements of cash flows	13
Statements of value added	15
Management Report	16
Notes to the individual and consolidated financial statements	54
Fiscal Council’s Opinion	150
Annual Report from Statutory Committee	151
Statement of the executive officers on the financial statements	161
Statement of the executive officers on the Independent auditors' report	162

Independent Auditor’s Report on Individual and Consolidated Financial Statements

To the shareholders, board members and directors of

TIM S/A

Rio de Janeiro – RJ

Opinion

We have audited the individual and consolidated financial statements of Tim S/A (the “Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2022, and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of TIM S/A as at December 31, 2022, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

1

Independent auditor's report on the Financial statements

Provision for tax related contingencies

As disclosed in the note 25 to the financial statements, the Company is a party to numerous tax claims and proceedings at different jurisdictional levels, which amounted to R$18,644 million, as of December 31, 2022, for which a provision amounting to R$473 million was recorded in the financial statements, while the remaining R$18,171 million was disclosed as possible losses, in accordance with CPC 25 (IAS 37) Provisions, Contingent Liabilities and Contingent Assets. The determination of the provision and disclosures related to the tax contingencies involves significant judgment from management, including their analysis of the matters in dispute, the opinion of internal and external legal counsel and the estimation surrounding their ultimate resolution.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company’s financial statements. Accordingly, this was considered a key audit matter.

How our audit conducted this matter

Our audit procedures included, among others: (a) obtaining an understanding and evaluation of the design of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of the report produced by the information technology system that support this process; (b) involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel; and (c) assessing the adequacy of the disclosures made by the Company in note the 25 in respect of provision for tax related contingencies.

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management’s assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in the note 25 are acceptable in the context of the financial statements taken as a whole.

2

Independent auditor's report on the Financial statements

Acquisition of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”)

As disclosed in the note 1.2 to the consolidated financial statements, the Company acquired 100% of the shares of the SPE Cozani for a purchased consideration of R$7,212 million. The acquisition was accounted for as a business combination. Therefore, the Company estimated the fair value of assets acquired and liabilities assumed as well as estimated its contingent consideration using valuation models and assumptions about future business performance (including revenue growth rates and annual churn).

Auditing the Company’s business combination accounting is complex and involved significant auditor judgment due to the significant estimation uncertainty related to the assumptions used by management in determining the fair value of assets acquired and liabilities assumed, mainly with reference to customer relationship. Management projections and underlying assumptions are forward looking and could be affected by future economic events and market conditions.

How our audit conducted this matter

We obtained an understanding and evaluated the design of controls over the Company’s accounting process for business combination, including controls over the identification, recognition and measurement of the fair value of assets acquired and liabilities assumed and we also management´s controls over evaluation of underlying assumptions such as revenue growth and annual churn.

To test the estimated fair value of assets acquired and liabilities assumed, our audit procedures included, among others, assessing the Company's financial information forecast model and the significant assumptions used by the Company, testing the completeness and accuracy of the underlying data, comparing significant assumptions to market and economic trends and industry benchmarks and involving our valuation specialists to assist with the evaluation of the methodologies and models applied by management. We also assessed the disclosures made by the Company with respect to the business combination disclosed in the note 1.2.

Based on the result of the audit procedures performed in the acquisition of the SPE Cozani and related disclosures, which is consistent with management’s assessment, we understand that the measurement of sale as well as the respective disclosures in note the 1.2 are acceptable in the context of the financial statements taken as a whole.

3

Independent auditor's report on the Financial statements

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2022, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

4

Independent auditor's report on the Financial statements

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including potential significant deficiencies in internal control that we may have identified during our audit.

5

Independent auditor's report on the Financial statements

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 9, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-015199/F

Fernando Alberto S. Magalhães

Contador CRC SP-133169/O

6

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
December 31, 2022 and December 31, 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	2022	2021	2022

Assets		52,925,205	49,819,186	56,408,367

Current assets		9,828,112	15,398,048	10,364,415
Cash and cash equivalents	4	1,785,100	5,228,615	2,548,713
Marketable securities	5	2,190,635	4,568,020	2,190,635
Trade accounts receivable	6	3,739,452	3,066,906	3,421,094
Inventory	7	236,117	202,553	236,117
Indirect taxes, charges and contributions recoverable	8	469,345	354,620	472,202
Direct taxes, charges and contributions recoverable	9	712,342	1,311,906	720,808
Prepaid expenses	11	198,506	275,148	278,851
Derivative financial instruments	39	239,189	134,292	239,189
Leases	17	30,643	30,076	30,643
Other amounts recoverable	18	26,519	28,661	26,519
Other assets	13	200,264	197,251	199,644

Non-current assets		43,097,093	34,421,138	46,043,952
Long-term receivables		4,579,313	3,925,956	5,426,136
Marketable securities	5	12,929	11,508	12,929
Trade accounts receivable	6	238,683	186,301	238,683
Indirect taxes, charges and contributions recoverable	8	889,472	905,312	895,408
Direct taxes, charges and contributions recoverable	9	517,878	730,455	517,878
Deferred income tax and social contribution	10	526,700	536,888	1,367,586
Judicial deposits	12	1,377,560	718,773	1,377,560
Prepaid expenses	11	80,258	83,139	80,258
Derivative financial instruments	39	662,433	521,627	662,433
Leases	17	208,003	213,045	208,003
Other assets	13	65,397	18,908	65,398

Investment	14	5,739,739	1,601,703	1,540,116
Property, plant and equipment	15	19,775,260	18,308,400	22,661,152
Intangible	16	13,002,781	10,585,079	16,416,548

The explanatory notes are an integral part of the financial statements.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
December 31, 2022 and December 31, 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	2022	2021	2022

Total liabilities and shareholders' equity		52,925,205	49,819,186	56,408,367

Total liabilities		27,527,840	24,712,080	31,011,002

Current liabilities		12,057,530	10,611,482	13,118,009
Suppliers	19	4,385,356	3,267,404	4,237,229
Loans and financing	21	1,264,967	538,450	1,264,967
Lease liabilities	17	1,353,869	1,269,878	2,257,211
Derivative financial instruments	39	343,142	194,837	343,142
Payroll and related charges		343,541	303,239	343,541
Indirect taxes, charges and contributions payable	22	1,982,559	1,418,682	2,093,734
Direct taxes, charges and contributions payable	23	222,470	245,113	262,344
Dividends and interest on shareholders’ equity payable	27	661,494	533,580	661,494
Authorizations payable	20	507,685	2,630,169	507,685
Deferred revenues	24	222,829	197,179	265,417
Other contractual obligations	1,2,1	748,291	-	748,291
Other liabilities	26	21,327	12,951	132,954

Non-current assets		15,470,310	14,100,598	17,892,993
Loans and financing	21	3,704,858	3,307,015	3,704,858
Derivative financial instruments	39	50,230	13,950	50,230
Lease liabilities	17	8,595,004	7,793,661	10,574,654
Indirect taxes, charges and contributions payable	22	3,734	3,273	3,734
Direct taxes, charges and contributions payable	23	9,806	13,227	9,806
Provision for legal and administrative proceedings	25	1,112,153	960,881	1,112,156
Pension plans and other post-employment benefits	40	5,825	6,492	5,825
Authorizations payable	20	1,150,531	1,250,918	1,165,705
Deferred revenues	24	666,612	689,161	666,612
Other liabilities	26	171,557	62,020	599,413

Shareholders’ equity	27	25,397,365	25,107,106	25,397,365
Share Capital		13,477,891	13,477,891	13,477,891
Capital reserves		408,602	401,806	408,602
Profit reserves		11,514,879	11,236,551	11,514,879
Equity valuation adjustments		(3,844)	(4,285)	(3,844)
Treasury shares		(163)	(4,857)	(163)

The explanatory notes are an integral part of the financial statements.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Years ended December 31, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Parent Company		Consolidated
	Notes	2022	2021	2022

Net revenue	29	20,759,080	18,058,027	21,530,801

Costs of services provided and goods sold	30	(9,934,765)	(8,443,023)	(10,655,981)
Gross profit		10,824,315	9,615,004	10,874,820

Operating revenues (expenses):
Sales	30	(5,175,582)	(4,621,788)	(5,596,211)
General and administrative expenses	30	(1,801,836)	(1,723,384)	(1,808,735)
Equity in earnings	14	(553,752)	(11,572)	(61,587)
Other revenues (expense), net	31	(243,178)	497,771	(248,371)
		(7,774,348)	(5,858,973)	(7,714,904)

Income before financial revenues and expenses		3,049,967	3,756,031	3,159,916

Financial revenues (expenses):
Financial revenues	32	1,267,501	1,091,748	1,318,948
Financial expenses	33	(2,466,068)	(1,745,213)	(2,762,963)
Foreign exchange variations, net	34	5,007	659	5,007
		(1,193,560)	(652,806)	(1,439,008)
Profit before income tax and social contribution		1,856,407	3,103,225	1,720,908

Income tax and social contribution	35	(185,652)	(146,051)	(50,153)

Net profit for the year		1,670,755	2,957,174	1,670,755

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	36	0.7	1.22	0.7

Diluted earnings per share	36	0.7	1.22	0.7

The explanatory notes are an integral part of the financial statements.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2022 and 2021
(In thousands of reais)

	Parent Company		Consolidated
	2022	2021	2022

Net profit for the year	1,670,755	2,957,174	1,670,755

Other items in comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	668	853	667
Deferred taxes	(227)	(290)	(227)
Total comprehensive income for the year	1,671,196	2,957,737	1,671,195

The explanatory notes are an integral part of the financial statements.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2022
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion		Additional dividends/interest on shareholders’ equity proposed		Tax incentive Reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2022	13,477,891	401,806	1,175,215	8,103,035		-		1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the year
Net profit for the year	-	-	-	-		-		-	-	-	1,670,755	1,670,755
Total shareholder contributions and distributions to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-		-				441	-	441
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	441	1,670,755	1,671,196
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	6,796	-	-		-				-	-	6,796
Purchase of treasury shares, net of disposals	-	-	-	-		-			4,694	-	-	4,694
Allocation of net profit for the year:
Legal reserve (Note 27)	-	-	75,233	-		-				-	(75,233)	-
Interest on Shareholders’ Equity (Note 27)	-	-	-	-		-					(1,400,000)	(1,400,000)
Allocation to tax benefit reserve (Note 27)	-	-	-	-		-		166,110	-	-	(166,110)	-
Additional dividends/interest on shareholders’ equity proposed	-	-	-	(570,588)		600,000		-	-	-	(29,412)	-
Unclaimed dividends	-	-	-	7,573						-	-	7,573
Total shareholder contributions and distributions to shareholders	-	6,796	75,233	(563,015)		600,000		166,110	4,694	-	(1,670,755)	(1,380,937)
Balances at December 31, 2022	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

The explanatory notes are an integral part of the financial statements.

11

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31, 2021
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2021	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the year
Net profit for the year	-	-	-	-	-	-	-	2,957,174	2,957,174
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-			563	-	563
Total comprehensive income for the year	-	-	-	-	-	-	563	2,957,174	2,957,737
Total shareholder contributions and distributions to shareholders
Long-term incentive plan	-	4,623	-	-			-	-	4,623
Purchase of treasury shares, net of disposals	-	-	-	-		(20)	-	-	(20)
Allocation of net profit for the year:
Legal reserve	-	-	139,021	-			-	(139,021)	-
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(1,047,500)	(1,047,500)
Allocation to tax benefit reserve (Note 27)	-	-			176,741		-	(176,741)	-
Allocation to expansion reserve (Note 27)	-	-	-	1,593,912			-	(1,593,912)	-
Unclaimed dividends (Note 27)	-	-	-	9,521			-	-	9,521
Total shareholder contributions and distributions to shareholders	-	4,623	139,021	1,603,433	176,741	(20)	-	(2,957,174)	(1,033,376)
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

The explanatory notes are an integral part of the financial statements.

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Years ended December 31, 2022 and 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	2022	2021	2022
Operational activities
Profit before income tax and social contribution		1,856,407	3,103,225	1,720,909
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		5,865,706	5,691,696	6,827,175
Equity in earnings	14	553,752	11,572	61,587
Residual value of property, plant and equipment and intangible written off		(128,103)	51,913	(136,713)
Gain on sale transaction of 51% of I-Systems (formerly FiberCo) (note 1)		-	(782,237)	-
Interest on asset retirement obligation		718	1,486	23,212
Provision for legal and administrative proceedings	25	247,227	278,789	247,227
Inflation adjustment on judicial deposits and legal and administrative proceedings		91,681	(27,768)	91,681
Interest, monetary and exchange rate variations on loans and other financial adjustments		745,836	119,864	759,989
Interest on lease liabilities		1,075,603	858,259	1,333,007
Lease interest		(28,101)	56	(28,101)
Provision for expected credit losses	30	585,699	544,642	626,218
Long-term incentive plans		6,796	15,672	6,796
		10,873,221	9,867,169	11,532,987
Reduction (increase) in operating assets
Trade accounts receivable		(1,269,979)	(583,346)	(628,272)
Taxes, fees and contributions to be recovered		916,029	664,397	912,306
Inventory		(33,565)	44,050	(33,565)
Prepaid expenses		79,523	(134,893)	164,288
Judicial deposits		(603,825)	215,698	(603,825)
Other assets		(32,696)	41,610	(30,709)
Increase (decrease) in operating liabilities
Payroll and related charges		40,302	35,506	40,302
Suppliers		1,088,993	153,357	757,628
Taxes, fees and contributions to be collected		122,922	366,605	102,948
Authorizations payable		(2,378,796)	(8,604)	(2,378,796)
Payments for legal and administrative proceedings	25	(242,597)	(316,804)	(242,598)
Deferred revenues		3,100	(135,583)	(49,446)
Other liabilities		(25,262)	(116,981)	(114,173)
Cash generated by operations		8,537,370	10,092,181	9,429,075
Income tax and social contribution paid		-	(14,094)	-
Net cash generated by operating activities		8,537,370	10,078,087	9,429,075

13

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Years ended December 31, 2022 and 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	2022	2021	2022

Investment activities
Marketable securities		2,375,964	(2,502,030)	2,375,964
Capital increase in subsidiary Cozani		(250,722)	-	-
Cash from the sale of 51% of I-Systems (formerly FiberCo) (note 1)		-	1,096,294	-
Consideration for the acquisition of Cozani		(6,463,333)	-	(6,269,951)
Additions to property, plant and equipment and intangible		(4,730,433)	(5,283,707)	(4,730,433)
Other		4,475	47	4,475
Net cash applied on investment activities		(9,064,049)	(6,689,396)	(8,619,945)

Financing activities
New loans		1,568,343	3,062,000	1,568,343
Amortization of loans		(565,303)	(1,710,935)	(565,303)
Interest paid- Loans		(157,831)	(78,952)	(157,831)
Payment of lease liability		(1,251,552)	(1,179,723)	(1,566,344)
Interest paid on lease liabilities		(1,046,549)	(832,928)	(1,303,953)
New 5G license financing		-	843,020	-
Derivative financial instruments		(269,437)	216,197	(269,437)
Purchase of treasury shares, net of disposals		4,694	(11,069)	4,694
Dividends and interest on shareholders’ equity paid		(1,199,201)	(1,042,976)	(1,199,201)
Net cash applied onfinancing activities		(2,916,836)	(735,366)	(3,489,032)

Increase (decrease) in cash and cash equivalents		(3,443,515)	2,653,325	(2,679,902)

Cash and cash equivalents at the beginning of the financial period		5,228,615	2,575,290	5,228,615
Cash and cash equivalents at the end of the year		1,785,100	5,228,615	2,548,713

The explanatory notes are an integral part of the financial statements.

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TIM S.A.
STATEMENT OF VALUE ADDED
Years ended December 31, 2022 and 2021
(In thousands of reais)
	Parent Company		Consolidated
	2022	2021	2022
Revenues
Gross operating revenue	28,650,398	25,357,429	29,713,383
Other revenues	-	2,709,251	-
Losses on doubtful accounts receivable	(585,699)	(544,642)	(626,218)
Discounts granted, returns and others	(3,701,149)	(2,619,680)	(3,711,240)
	24,363,550	24,902,358	25,375,925
Supplies acquired from third parties
Costs of services provided and goods sold	(3,726,974)	(2,676,158)	(3,482,166)
Materials, energy, third-party services and others	(3,572,677)	(5,026,187)	(3,810,770)
	(7,299,651)	(7,702,345)	(7,292,936)
Retentions
Depreciation and amortization	(5,865,706)	(5,691,696)	(6,827,175)
Net added value generated	11,198,193	11,508,317	11,255,814
Value added received in transfer
Equity in earnings	(553,752)	(11,572)	(61,587)
Financial revenues	1,408,569	1,612,676	1,460,016
	854,817	1,601,104	1,398,429
Total added value to be distributed	12,053,010	13,109,421	12,654,243

Added value distribution
Personnel and expenses
Direct remuneration	741,769	621,702	741,769
Benefit	208,513	191,346	208,513
FGTS	69,252	63,689	69,252
Other	40,268	46,649	40,268
	1,059,802	923,386	1,059,802
Taxes, fees and contributions
Federal	2,258,722	2,113,953	2,358,409
State	3,217,298	3,773,000	3,416,745
Municipal	96,950	127,934	97,683
	5,572,970	6,014,887	5,872,837
Third-party Capital Remuneration
Interest	2,598,942	2,263,324	2,895,837
Rentals	1,144,754	941,503	1,149,225
	3,743,696	3,204,827	4,045,062
Other
Social investment	5,787	9,147	5,787
	5,787	9,147	5,787
Shareholder's Equity Remuneration
Dividends and interest on shareholders’ equity	1,400,000	1,047,500	1,400,000
Retained earnings	270,755	1,909,674	270,755
	1,670,755	2,957,174	1,670,755

The explanatory notes are an integral part of the financial statements.

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COMMENTS TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

Dear Shareholders,

The Management of TIM S.A. (“TIM S.A.”, “Company” or “TIM”) hereby presents its Management Report and 2022 Earnings Analysis, along with the Individual and Consolidated Financial Statements accompanied by the Independent Auditors’ Report for the fiscal year ended December 31, 2022.

The financial statements were prepared in accordance with accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the rules of the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Accounting Pronouncement Committee (CPC) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The operating and financial information for the year ended in December 31, 2022, unless otherwise stated, is presented in Brazilian reais (R$), based on consolidated amounts and pursuant to the Brazilian Corporation Law.

Company’s Profile

TIM S.A. is a publicly held company, with shares listed on the São Paulo Stock Exchange (B3), and American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). In 2022, TIM confirmed that, for the 15th year in a row, has maintained its status as one of a select group of companies that comprise the ISE portfolio (B3’s Corporate Sustainability Index), reinforcing its commitment to economic, social and environmental sustainability. Additionally, since 2011 TIM has been listed on B3’s Novo Mercado, a segment recognized for maintaining the highest level of corporate governance. Starting in 2021, it became part of the following indexes: S&P-B3 Brasil ESG, Refinitiv Diversity & Inclusion, and Bloomberg Gender Equality.

TIM S.A. is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. TIM operates in the mobile, landline, long-distance, and data transmission markets throughout Brazil, as well as in the ultra-broadband market covering several Brazilian states.

1.	Message from Management

The year 2022 was marked by two major transformations of the sector, of which TIM is the protagonist: the launch of 5G technology and the end of the cycle of consolidation of the mobile phone market. In this context, we stand out, because we lead the implementation of the 5G network, quickly becoming the largest and best coverage in key markets such as São Paulo, Rio de Janeiro, Curitiba and Recife. Within the M&A process, we execute our strategy of integrating Oi Móvel's acquired assets at an excellent pace, quickly capturing synergies and creating value for our shareholders and customers.

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External Environment

This last year presented great challenges and opportunities regarding the external environment of the Company and the sector. If on the one hand, the polarized political environment, and heated emotions due to the majority elections caused a lot of noise, uncertainty, and volatility. On the other hand, what was seen was a continuity in the process of economic recovery in the post-pandemic, with several macroeconomic indicators presenting good performance, such as maintenance of the low unemployment rate, reduction of inflationary pressures and growth of the economy.

TIM, always focused on the execution of its strategic plan, managed to navigate well in this environment of ups and downs, capturing the opportunities offered and circumventing the obstacles that were placed in front of it.

M&A and 5G: Sector and TIM Transformations

As previously mentioned, the major sectoral transformations, which began in 2021, took shape in 2022 with: (i) the launch of 5G coverage in the country's capitals; (ii) the closing of the Oi Móvel purchase transaction and subsequent start of integration of the acquired assets; and (iii) start of broadband operation under the asset-light model after the creation of the fiber optic infrastructure company i-Systems.

I.	We launched 5G in July, starting with the federal capital, Brasilia. Then, we started operations with the new technology in São Paulo, Curitiba, and Rio de Janeiro until reaching all capitals in November 2022. We are leaders in 5G coverage in Brazil in number of sites, covering more than 80% of the population in some key markets.
II.	In April 2022, the transaction for the purchase of Oi's mobile assets was closed, where we acquired spectrum, customers, and contracts for the right to use towers. The Company has stated that it expects to generate approximately BRL 9 to BRL 12 billion in value, already discounting the BRL 7.3 billion in the purchase price. As of May, work on integrating assets began with a focus on three fronts: integration of the mobile network (spectrum, equipment, and sites), migration of customers from Oi's systems to our systems and decommissioning of overlapping sites.
III.	After the conclusion of the transaction with IHS Brasil in November 2021, the company I-Systems was created, in which TIM owns 49% of the capital. This became our last mile infrastructure provider for the ultra-broadband service. Throughout 2022, we will benefit from this partnership to accelerate the migration of customers from fiber+copper-based technology (Fiber-To-The-Cabinet) to a 100% fiber-based technology (Fiber-To-The-Home).

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Focus on Strategy Implementation

With so many fundamental fronts for TIM's future and a very complex external environment, it was necessary to redouble the focus on executing the strategy that we outlined and communicated to the market during our TIM Brasil Day in May. As a result, we achieved great achievements throughout 2022: we were recognized for our excellence in handling complaints through Reclame Aqui; we received the Great Place To Work certification; we innovated in the launch of 5G in social impact partnerships with Gerando Falcões and brand impact as the sponsorship of Rock in Rio; we were the first operator to cover 100% of the country's municipalities with mobile telephony service; our inclusion policies were recognized with leadership in Refinitiv's ranking of the most diverse telecom company in the world; in addition to several other important brands.

In terms of numbers, throughout 2022, we had an outstanding performance. Our net revenue grew close to 20% when compared to 2021. EBITDA reached 10 billion Reais growing solidly (excluding the extraordinary effects of 2021) double digits. The margin remained high at around 47%. And we ended the year with a profit of close to 1.7 billion Reais. With this solid performance, it was possible to increase the level of distribution to shareholders, having already announced and paid approximately 1.4 billion Reais and proposing another 600 million, still referring to 2022, to be approved at the next annual meeting.

Conclusion and Perspectives

Our ability to stay focused and execute the plans we set out helped us to meet all the goals we had for 2022, including meeting all the goals we communicated to the market.

The expectation for 2023 is to consolidate the transformation process of TIM and the sector with the completion of the integration of the assets purchased from Oi Móvel, the expansion of the “real” 5G coverage and the change in the broadband paradigm fixed for neutral networks. We also hope to capitalize more on initiatives on the digital transformation and new business fronts, creating great opportunities for efficiency and growth for TIM.

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

With a scenario of uncertainties, mainly in a year of elections that would become totally polarized, which was confirmed, the prospects for the year 2022 were not so positive for Brazil.

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Despite initial expectations, Brazil recorded a decrease in the unemployment rate (8.7%[1] in the third quarter of the year), registering the lowest number since 2015 and continuing a series of declines over the last quarters, impacted by the process of immunization against COVID-19 started in the previous year. Government measures on the eve of elections, such as the expansion of the Auxílio Brasil program, were factors that helped boost economic activity. Thus, the projection of the Brazilian Gross Domestic Product (GDP) ended the year at 3.04%, according to the latest FOCUS report[2] for the year, compared to the 0.28% growth forecast in the first FOCUS report[3] of 2022.

Inflation, measured by the Extended Consumer Price Index (IPCA), ended 2022 at 5.62%[4], above the estimated target for the year (3.5%). Among the factors that impacted such result, the food industry recorded an increase of 11.6%, compared to 7.9% in the previous year, as a result of worse weather conditions during the period. Increases in commodity prices, mainly oil, also played a role in pushing inflation above the target ceiling for the second year in a row.

In 2022, the exchange rate recorded great volatility, with the Real appreciating against the US dollar in relation to the end of the previous year. At the last closing period, the American currency ended quoted at R$ 5.28, accounting for a decrease of 5.2%. Uncertainties regarding American inflation and external factors such as the War between Russia and Ukraine contributed to the oscillation scenario presented by the currency. In relation to the Brazilian Real, the American currency recorded a high of R$ 5.68 against a low of R$ 4.60 during the year, accounting for a change of 23.5% in a scenario of domestic uncertainties, fiscal risks and many discussions about, for example, the Transition Constitution Amendment Proposal (PEC), not allowing a better performance of the Brazilian currency against the US dollar. The trade balance ended the year with a surplus of US$ 62 billion, accounting for an increase of 1.6% compared to the end of 2021. Exports closed the year at US$ 355 billion and recorded a positive change of 19.3% compared to 2021. Imports recorded US$ 272.7 billion, accounting for a growth of 24.3% in the annual comparison. The export and import values represent the highest records of the entire historical series.

The international scenario was marked by many uncertainties and volatility with high inflation rates, led by commodity, food, and logistical and production bottleneck, as well as a reduction in GDP growth rates in most countries. The United States showed a slowdown in the inflation rate to 7.8%, a percentage that reached 9.1% at the maximum level for the year, and GDP growth of 2.1% compared to an expansion of 5.9% in 2021. The economy in Europe shows a low pace of growth, greatly impacted by the effects of the war between Russia and Ukraine, affected the pace of the resumption of the post-pandemic economy. China suffered from new lockdowns due to the COVID-19 pandemic, impacting its economic activity, which showed an improvement in the third quarter. The GDP of the Organization for Economic Co-operation and Development (OECD) member countries increased 0.4% in the third quarter. The International Monetary Fund (IMF) points to a forecast of 3.2% [5]growth for the global economy in 2022.

[1] Source Brazilian Institute of Geography and Statistics (IBGE).

[2] Estimated by the FOCUS report issued by the Central Bank of Brazil (BACEN) as of December 31, 2022.

[3] Estimated by the FOCUS report issued by the Central Bank of Brazil (BACEN) as of January 7, 2022.

[4] Source: Brazilian Institute of Geography and Statistics (IBGE).

[5] Source: International Monetary Fund

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2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by the high degree of competition and by the effective regulation of the National Telecommunications Agency (ANATEL), which has the mission of “promoting the development of telecommunications in Brazil, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society appropriate and diversified services at fair prices nationwide”.

Throughout its trajectory, the sector has always been impacted by fierce competition on the Brazilian market, which can be seen by the presence of very aggressive offers from the viewpoint of the content available to customers and the reduced level of prices charged by operators in general. However, in recent years, this competition has moved more towards issues related to quality and service, becoming more rational from the point of view of prices. In the last year, it is possible to say that we had a process of continuity of this transition to a new model of competition.

During the year 2022, the acquisition process of the mobile operation assets of Oi Móvel S.A. was completed by TIM, Telefônica Brasil S.A. and Claro S.A., after all the precedent conditions provided for by the National Telecommunications Agency (ANATEL) and by the Administrative Council for Economic Defense (CADE) were fulfilled. However, the buyers initiated an Arbitration Proceeding regarding the Adjusted Closing Price, after understanding that there were differences in assumptions and calculation criteria in some terms of the operation, which they only had access to after the conclusion of the operation. The sale of the mobile operation was part of the Court-Ordered Reorganization Process of Oi S.A., which, after 6 and a half years, was closed by the judge in charge, who understood that the Company fulfilled all the obligations assumed during the process.

Finally, the year 2022 was marked by the start of the implementation and expansion of 5G technology in Brazil, which seeks to meet the demand for higher connection speeds. In this context, TIM ended 2022 having implemented 5G technology in all 27 capital cities of the country, with a much higher number of antennas than required by ANATEL, thus providing a better experience for the user.

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3. TIM Services

3.1. Business

TIM is recognized for its strong brand and its reputation as an innovative and disruptive company, capable of meeting new consumption patterns on the market. The proactive approach has allowed the Company to be in a leading position in the transformation of the telecommunications business model. Changes in customers’ usage profiles and the emergence of new technologies have fostered a rupture in the industry, based on the consumption of data, content, and digital services.

TIM’s pioneering spirit and innovative offerings are hallmarks of the Company, which has a complete portfolio both for individual customers and corporate solutions for small, medium, and large enterprises. In addition to the traditional mobile voice and data services, TIM offers the fixed ultra-broadband service, and continues to pursue new sources of revenue, with pioneering initiatives in new business fronts, such as financial services and monetization of the client base, mobile advertising, and IoT.

Also in its portfolio, the Company offers several services and digital content in its packages, increasing the functionality of mobile devices in its customers’ daily lives. The ability to manage a complete and wide-ranging portfolio makes it possible for TIM to offer tailored packages to its customers and to propose convergent offers in certain regions.

Demonstrating this differential, TIM started a partnership in 2022 focused on the digital security and entertainment segments, offering reading plans to TIM customers, through access to digital books through applications. TIM remains focused on opportunities that can generate fast growth and develop partnerships in different segments, with the purpose of continuing to generate value for the Company’s customers, shareholders, and partners. Innovation in offers and consistency in the operation have ensured the portfolio’s differential and a higher quality in the acquisition of new customers.

3.2. Strategy

With the update of the Company’s strategic plan, TIM reinforces the search for sustainable business growth considering all stakeholders and aiming to create value for each of them. In this context, the plan designed by the Company is centered on strategies of evolution of the existing business with incremental innovations and initiatives that improve TIM's relative position. At the same time, new fronts are opened seeking business transformation with more disruptive changes, entry into new markets and capture opportunities that go beyond TIM's core business. Among the levers to achieve our aspiration, we can mention the following:

▪	Recognition as the best mobile operator in Brazil, focusing on better services and offers, leading to a better experience for the customer;

▪	Growing acceleration through the new broadband asset light model, focusing on the migration of FTTC customers to FTTH, in addition to expanding its presence through partnerships;

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▪	Expansion of our presence in the B2B/IoT technology area, with strategic moves aimed at capturing the expected market growth and seeking opportunities, especially in 5G;

▪	Expansion of the portfolio of our strategic partnerships to accelerate our value generation, a line in which TIM already has partnerships with sector leaders and maintains the search for business opportunities;

▪	Explore fixed broadband opportunities: Capturing growth opportunities in the ultra-broadband market, with new financial and business models.

All the strategic pillars are directly related to our commitment to the User Experience, which is one of our three mainstays of the TIM brand (also including innovation and quality), in addition to being aimed at strengthening our core and building the company’s future.

4. Human Resources

The Human Resources Executive Board, which has been renamed People, Culture and Organization Executive Board as of July 2022, is structured with the purpose of ensuring the best practices related to people management to support the evolution of the Company, aligned with technological transformations and business challenges, the commitment to sustainability and the appreciation of diversity and inclusion. In addition to always seeking the evolution of the work model, the construction of ecosystems for the continuous development of skills, the promotion of care and well-being for our employees in all dimensions.

Having an engaged team is essential to overcoming challenges and achieving better results. At TIM, the relationship of transparency and respect with all levels of the company strengthens our pride and sense of belonging, as well as a clarity as to the direction we are heading. These factors are differentiators in the development of our employer brand and employee experience.

In 2022, we had a (96%) participation in the Climate and Engagement Survey, confirming the consistency of this process as one of the most important means of listening to people and providing the opportunity to contribute toward the evolution of our company.

The result of the 2022 Climate and Engagement Survey was 86% (+3%), placing TIM 14% above the Global Telecom Market and 11% above the Mercer General Market, a consulting partner responsible for the survey methodology and application.

In 2022, we recorded growth in all 9 dimensions of the survey, with emphasis on Fair Reward (+8pp) and Healthy Environment (+5pp), which are ranked among the Best Practices according to the favorability achieved. Among the questions with the highest growth, those related to the Benefits offered (+19pp), Recognition (+9pp) and Balanced life (+7pp) stand out, in line with the action plan implemented in 2022, such as the launch of the Wellbeing Connection program, the evolution of health care plans, among other initiatives.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The integrity culture remains the most recognized dimension, reaching a 90% favorability, with +2pp growth and needing a further 1pp to rank in the Best Practices market. Emphasis on the promotion of an inclusive environment (96% | +1pp) and an environment free of harassment and discrimination (94% | +3pp), thus corroborating the focus on Diversity & Inclusion and the strengthening of the Reporting Channel.

In 2023, we will continue implementing structured actions for the well-being of employees and readiness for change, through actions that favor organizational agility, aiming to maintain care for people and the search for innovation.

4.1. People

TIM ended the year 2022 with 9,406 employees across Brazil. These employees – with their histories and knowledge – represent the Company’s intellectual capital and act as engines for business development.

Around 68.3% of our employees have a college degree or are currently attending college, and 9.4% have postgraduate degrees. The numbers and results show that TIM has a diversified and highly qualified staff to meet the Company’s challenges. The workforce is rounded out by 237 interns and 141 young apprentices.

4.2. Development and Training

In 2022, TIM once again evolved in people development practices, focusing on digitization, customization, and inclusion.

Through surveys, benchmarking, and discussions with internal stakeholders, we evolved the performance management process to add even more value to our employees. Throughout the year 2022, three evaluation cycles were launched, involving over 5,600 people.

In July, we launched the first evaluation of peers/customers by project, opening the 2022 cycle with improvements in the experience of our internal customers.

At the end of 2022, we made further progress on improvements, bringing new elements beyond the skills to ensure a more comprehensive view of people: motivation and social reputation. In two years, we went from a process that reinforced an evaluative culture to building a culture of development and feedforward, with a fully customized, focused, and nimble process. In our people development strategy, we use the same assumptions: customization and added value. All learning practices and development programs are based on TIM’s strategy, business priorities and the evolution of people’s areas and skills.

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For example, for leadership development, new editions of the E-Coaching and Intercompany Mentoring programs were launched, reaching over 270 leaders.

In the E-Coaching program, around 85 senior management leaders experienced a 5-session short-coaching digital journey with a certified coach and/or by the International Coaching Federation (ICF), with the purpose of accelerating their growth and facing their management challenges. So far, over 340 leaders have participated in this program since 2020.

Another relevant program was Intercompany Mentorship, in partnership with the “Positive Women” initiative. In this program, 193 female leaders from 23 different companies participated in the third wave of this innovative initiative, with the purpose of promoting reflection, awakening empowerment and accelerating the career development of women.

For Talent Management, we evolved in the design of a new model that segments the company into four large clusters: Strategic Talents, Leadership Talents, Professional Talents and Critical Knowledge Talents.

For senior leadership, we continue mapping the executives who will ensure the long-term continuity of the business. Another wave of the Top Executive Assessment in partnership with an external Leadership Advisory firm helped us mapping and accelerating the development of senior executives who will feed into the company’s succession plan.

For middle management and professional talent, a new mapping cycle is planned for 2023 and will help us to have visibility of the key people who will feed the pipelines and make the difference in the areas.

For critical knowledge talent, over 300 people who work in New Capabilities were mapped this year. For them, retention, recognition, and education actions were prioritized, contributing to the reduction of turnover in this group.

In terms of education and learning initiatives, TIM’s strategy and focus in 2022 was to support the evolution and transformation of the business based on the development of new skills through upskilling/reskilling programs.

To support and evolve with the Digital Learning process, we reformulated TIM Brasil’s Education Model and launched TIM + Conhecimento, our Learning Hub that consolidates individual and collective journeys for employee learning on strategic business topics, such as mindset and digital skills, innovation, governance, customer experience, change management, among others. Since its launch, our portal reached 93,000 accesses.

TIM + Knowledge is composed of three fronts: Você + TIM, which aggregates everything an employee needs to know about our TIM: information on the organization, strategy and evolution of our business, ESG commitments, values and guidelines; Você na Frente (You Ahead), which adds everything an employee needs to be the professional of the future and leverage the development of his/her career; Você + TECH, which adds everything an employee needs to develop the required skills and act with technical excellence in his/her area, promoting digital acceleration.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Furthermore, we strengthened Plural, an internal multiplication program that aims to support the process of developing essential technical and behavioral skills for the business. The program provides the protagonism of multiplier employees in the content creation and connects people in a learning network where knowledge sharing takes place in a strategic, democratic, customized and flexible way in topics such as Cloud, Agile, Data Strategy, CX, Digital Capabilities, Society Evolution, Digital Mindset, Institutional, Technique and Tools, among others. Through a recognition program, multipliers can score and exchange their points for educational actions and benefits, thus valuing their contributions to the business by sharing their knowledge and supporting the retention of these specialists in the company.

TIM also offered transversal initiatives such as:

•	New Working Model: TIM formalized the process to allow continuous updating of alternative work models from a flexibility standpoint, in line with market innovations, transformations in the labor world and promotion of quality of life. It features the following models: face-to-face work regime (on-site), external field work (off-site), telework and work in a hybrid model (flex office/remote model). The hybrid work model (flex office/remote model) is defined as the company’s current standard. The model of 3 days of face-to-face work and 2 days of remote work is adopted in office administrative activities, allowing employees to voluntarily choose to carry out 2 days of face-to-face work and 3 days of remote work per week, as needed by the area. Employees in areas with a specific type of activity/function previously identified by the company will be able to exercise their option of voluntary flexibility and carry out 1 day of face-to-face work per week and 4 remote days or 5 remote days, in line with the aforementioned typology and according to the need defined by the area (alignment with management). This topic has a dedicated project manager on the executive board to work on the continuous evolution of the model.

•	TIM Talks: TIM’s annual Training, Development and Communication Program. As of 2020, the event was attended by the internal and external public. Our purpose in 2022 was to leverage NEXT GENERATION TIM and increasingly position ourselves as protagonists of society’s digital evolution, connecting and exploring all of its major challenges declared to the market. The event started in August with an opening ceremony and lasted until the end of November through several debates that focused on strategic topics for the sector, such as ESG, Technology, Customer Experience, Business Ecosystem and Transformation, a New Working Model. We had a total of 8 panels, which had the participation of important stakeholders, who were references in the topics addressed. All panels were fully broadcast on TIM’s YouTube channel, open to all society, stressing our commitment to the democratization of knowledge and inclusion with more than 4,500 live participations and over 99,000 post-event views.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TIM also developed/supported customized learning journeys for the different areas based on different needs related to the activity. In all, 11 events were launched with over 840 people impacted in the different areas of the business.

4.3. Innovation Ecosystem and Talent Attraction

Based on the strategic plan and on the innovation targets, TIM reinforced the brand positioning in the innovation ecosystem and launched initiatives to promote the development of digital and technological skills of people in society, improve talent attraction and increase the effectiveness in professional acquisition.

To qualify technology professionals, we have established partnerships with big techs, innovation institutes and universities to develop relevant education and employability programs. We also intensified talent attraction strategies aimed at professionals with the new capabilities, strengthening our employer brand in the technology market.

As part of this strategy, TIM partnered with big techs, such as Google Cloud and Microsoft, to encourage and develop technology training, offer free professional courses and attract qualified people to our team. We also offer a technical knowledge journey for students and researchers from 5Girls, a project by Universidade Federal Fluminense (UFF) that encourages the study of 5G technology and the participation of women in technological careers.

We also participated in the most important events and innovation trade fairs, where we present our company and technology cases and make vacancies available for application. At Hacking Rio, the largest hackathon in Latin America with over 1,700 participants, we held a lecture and a challenge on the future of 5G, which was among the 10 finalists of the marathon. At the Sci Biz Conference, an important global science and business conference, TIM offered 5G experiences and promoted conferences on technology, in addition to cloud computing, agribusiness and data science.

Furthermore, we held roadshows and lectures at 10 universities for over 890 students, sharing technical knowledge aligned with TIM’s business and career tips, converting 40% of students to the Internship Program website.

Our Internship and Young Apprentice programs are the major gateway for potential talent at TIM:

Internship Program: In September 2022, we launched another wave of the TIM Internship Program to hire talent for different areas, mainly in activities related to new skills and business evolution for the development of digital skills. Through promotional actions on social networks and relationships with universities, we reached 11,970 applicants for 86 vacancies. The recruitment process was based on an interactive experience with a gamified business case, where candidates could learn more about TIM and 5G technology. The internship program maintains its characteristic of strengthening TIM’s diversity and inclusion culture. This year, we had the challenge of attracting and hiring women for 50% of technology vacancies and we reached 61%. Overall, we reached 63% of selected women and reinforced TIM’s commitment to the racial pillar, reaching 54% of black people. During the program, interns have a diversified and personalized development journey, with online courses, mentoring, job rotation and business challenges, so that they can exercise and develop skills that will help them achieve new results.

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Young Apprentice Program: in 2022, we had 8,748 applicants for TIM’s Young Apprentice opportunities. We hired 147 people between 18 and 24 years old across the country, who started their professional careers at TIM. The program has a strong social impact and is mainly aimed at people in situation of social vulnerability, with 65% of these new apprentices being black. This group’s journey has both theory and practice, with vacancies available in administrative areas, stores and call centers. During the development journey, apprentices have the opportunity to learn the basic skills that will help them start their professional careers and prepare for future challenges.

In recruitment practices, we improved the way we advertise our job opportunities in 2022 to a format in line with market practices, using better job descriptions, requirements, and responsibilities. Moreover, we also started to give candidates visibility to all the benefits that make up TIM’s Conecta Bem+Estar program, providing transparency, attractiveness, and engagement for opportunities. Such improvements are reflected in over 2.7 million views of our opportunities on talent attraction platforms (LinkedIn, Vagas.com and Success Factors). Following the evolution of the Recruitment processes, we also started the Project to implement a new Applicant Tracking System (ATS), enabling more intelligent tools based on data and artificial intelligence to increase agility and assertiveness in the recruitment processes, in addition to providing a more positive experience for candidates during the Recruitment and Selection journey.

4.4. Diversity and Inclusive Culture

Since the creation (in 2019) of an area dedicated to Diversity and Inclusion (D&I), TIM has been maintaining its efforts to disseminate a culture of respect and inclusion in the company and in Brazilian society, pursuant to its Diversity and Inclusion strategic plan and with the ESG Business Plan. Thus, the company creates a healthy work environment and gains a competitive advantage in the market.

In line with our Diversity and Inclusion strategies, we invested in hiring people with disabilities, reaching 62% of the Brazilian Legal Quota by August 2022, and we developed actions to hire minority groups such as transgender people, women, black people, and professionals aged 45 years or more.

In 2022, we maintained our 5 D&I pillars (Gender, Sexual orientation and gender identity, Race/Ethnicity, Generations, People with disabilities) and changed the name and performance of our area from People Caring & Inclusion Management to Ecosystem & Inclusion.

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Furthermore, we implemented the Respect Generates Respect Program, which aims to combat violence, bullying and all types of harassment, establish a more inclusive culture in our company and in society through monthly training sessions and lives for all employees, including C-level and senior leadership, a new harassment policy, review of our processes, partnership with Avon Institute – the company that developed Angela, a WhatsApp chatbot that helps Brazilian women in situations of violence – and joining the Business Coalition to End Violence Against Women and Girls, an important business movement that fights against gender violence.

As a result of our continuous effort, TIM was recognized with several awards and diversity rankings in 2022:

•	Refinitiv Index: 10th Company in the World considering the global market and, for the second consecutive year, 1st company in Brazil and 1st Telecommunications Company in the World by the Refinitiv Index, one of the most important D&I indexes at a global level.

•	TEVA Index: 21st company in the Women on Board index and 14th company in the TEVA Women in Leadership Index, a national index that studies female representation in the leadership of Brazilian companies.

•	Bloomberg: One of the 13 Brazilian companies recognized in Bloomberg’s Gender Equality Index (GEI). The average score among the 418 recognized companies was 71%, and TIM obtained 80.29%.

•	WoB: Recognition from Women on Board (Wob), a Brazilian initiative that certifies companies that have at least two women on their boards. TIM Brasil, in addition to being recognized by WoB, has 30% of women on its board.

•	One of the 5 most sustainable companies in Latin America by the Latin Trade IndexAmericas Sustainability Award.

•	São Paulo Diversity Seal: Recognition in the São Paulo Diversity Seal (Selo Paulista da Diversidade), an initiative of the Government of the State of São Paulo that recognizes Brazilian companies committed to inclusion.

•	Ethos: One of the 72 companies recognized in the Diversity and Inclusion Survey, an initiative by the Ethos Institute and Época Negócios that recognizes Brazilian companies committed to inclusion.

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•	Recognition as Innovative HR: Think Work initiative that recognizes companies with the most innovative HR projects.

•	Diversity in Practice Award: recognition of the Diversity in Practice Award, an initiative by Blend Edu that recognizes Brazilian companies committed to inclusion. TIM was recognized in the “Representativeness” category, due to the following programs: Positive Women (gender), Internship and Young Apprentice Programs (gender and race), Transforma TIM (LGBTI+), TIM 50+ (generations) and Crash Program (PCD).

Moreover, throughout 2022 and together with our Affinity Groups, other initiatives/actions were developed:

•	Educational and communication campaigns were developed in line with the annual Diversity & Inclusion calendar.

•	Our D&I Talks format, “TIM Convida”(TIM Invites), continues to promote a series of digital events, open to the whole society, with the objective of discussing current and main topics related to D&I, involving important speakers and guests. So far, the 2022 events have registered more than 28,000 views on TIM Brasil’s YouTube.

•	In addition, TIM continues to participate in some of the most important movements in the D&I ecosystem: UN Women; The Business Coalition for Race and Gender Equity, with a focus on the black population; Forum of Companies and LGBTI+ Rights, focusing on the LGBTI+ community, Forum of Generations, focusing on people over 45 years of age and Business Network for Social Inclusion (REIS), focusing on PCD.

Speaking about employability, TIM also continued the so-called “Chama pro TIMe” program, focused on minority groups, where all employees are invited to nominate candidates from these groups, and sponsored events for the employability of minority groups, such as Afro Presence, with a focus on inclusion of black students in the labor market and promoted by the Public Ministry of Labor and the UN Global Compact; Black Women Power, focusing on the inclusion of black women in technological areas; Diverse fair to include LGBTI+ people in the market.

4.5. Long-Term Incentive Plan

The Long-Term Incentive Plan aims to grant TIM S.A. shares or stock options to employees of the Company and its subsidiaries, thereby seeking to promote the expansion, achievement and success of corporate goals and ensuring the alignment of interests of shareholders and TIM Management.

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On April 10, 2014, April 19, 2018 and March 30, 2021, the Annual Shareholders’ Meeting of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020) approved the long-term incentive plans, “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan”, respectively, granted to senior directors and to those who occupy key positions in the Company.

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan assumes the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG - Environmental, Social & Governance indicators (for example: % of women in leadership positions and ecoefficiency), always in line with the objectives presented to shareholders for the Triennial Plan.

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

As approved by the Company’s General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company’s Articles of Organization.

Current Plans have a Clow Back clause which considers the return of payment, in whole or in part, obtained as a result of fraudulent behavior, attributable misconduct and/or error, without which the objective would not have been achieved or would have been achieved at a lower level. This clause can be invoked within three years following the transfer of shares or payment in cash.

Specifically for 2017, due to the fact that the Company started the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term incentive plan took the form of a bonus, with payment conditioned to the achievement of certain financial indicators of TIM, and was divided into three annual installments.

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4.5.1. 2014-2016 Stock Option Cycle

Plan	Granted options	Exercised options	Expired options	Non-exercised options

2014-2016 Plan	8,965,119	-4,033,572	-4,931,547	0
1st Concession	1,687,686	-129,643	-1,558,043	0
2nd Concession	3,355,229	-1,709,149	-1,646,080	0
3rd Concession	3,922,204	-2,194,780	-1,727,424	0

4.5.2. 2018-2020 Stock Cycle

Plan	Shares granted	Shares transferred	Shares canceled	Shares paid in cash	Shares not transferred

2018-2020 Plan	2,576,648	-1,671,857	-633,516	-10,435	260,840
1st Concession	849,932	-376,859	-473,073	0	0
2nd Concession	930,662	-836.3968	-86,424	-7,842	0
3rd Concession	796,054	-458,602	-74,019	-2,593	260,840

4.5.3. 2021-2023 Stock Cycle

Plan	Shares granted	Shares transferred	Shares canceled	Shares paid in cash	Shares not transferred

2021-2023 Plan	4,659,322	-1,043,059	-406,080	-2,883	3,207,300
1st Concession	3,431,610	-1,043,059	-361,515	-2,883	2,024,153
2nd Concession	1,227,712	0	-44,565	0	1,183,147
3rd Concession	0	0	0	0	0

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5. Network

Infrastructure is one of the Company’s strategic pillars, and throughout 2022 TIM reaffirmed its commitment to invest, seeking to offer more and better services. Recent changes in consumption patterns, as well as the growing expectations of users regarding the quality of services provided, demand a structured plan for network expansion, supported by more robust technical analyses regarding the consumption pattern and the needs of its customers, in addition to a major cultural transformation.

In terms of spectrum use, TIM continues its successful refarming project, expanding to the 2.1 GHz frequency, aimed at better and more efficiency performance. Regarding fiber optics, the Company continues the network expansion project, to support the convergent ultra-broadband network, increasing the availability of FTTH and FTTS.

TIM maintained the Biosites expansion project, reaching 1,829 active biosites at the end of 2022. Biosites are sustainable structures of lower cost, easier to install, and do not cause visual impact in cities, to increase site density. In the context of Big Data, the Company continues to evolve its analytics tools based on more complete bases and a proactive approach, aimed at a more efficient targeting of investments.

Regarding corporate culture, new technologies and customer expectations cause a rupture in the traditional model of telecommunications operators. In this scenario, TIM aims to develop, motivate, and engage its employees to work in a dynamic, innovative and collaborative environment, based on a streamlined and flexible operating model.

5.1. National Coverage

TIM’s infrastructure has a national reach, becoming the first operator to cover 100% of the Brazilian urban population, with a presence in 5,570 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in Brazil.

In 2022, TIM continued to concentrate most of its investments in network and information technology, in line with what was practiced during previous years, with the aim of meeting the growing evolution of data consumption. The improvement and growth of the infrastructure are supported by different projects, among them the expansion of the fiber optic network (backbone, backhaul, and FTTH), site densification, frequency refarming, and aggregation of carriers in two or three frequencies (according to location). Moreover, TIM has been advancing in the sharing of initiatives focused on 4G and network transport. TIM also reinforces its 5G expansion, already covering all capital cities in the country. The Company has also taken the same technology from the city to the countryside, being the leading company in the agribusiness segment, with 12 million hectares covered with 4G.

Regarding the main ongoing projects focused on the modernization and ongoing improvement of our infrastructure, we highlight the following:

▪	Commitment to expand the 4G coverage to all Brazilian municipalities until 2023;

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS
▪	Expansion of 4.5G coverage to 1,922 cities in 2022;
▪	Expansion of the use of 4G in the 700 MHz frequency, present in 4,515 municipalities at year’s end;
▪	Expansion of VoLTE, available in 5,282 cities;
▪	Expansion of network capacity through the Massive MIMO solution;

Additionally, the use of the 700 MHz frequency in the development of the LTE network continues to evolve, providing significant improvement in customers’ usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage – with greater penetration.

Fixed broadband coverage reached a total of 4.5 million homes passed by FTTH in 2022, while FTTC ended the year with 3.0 million. This represents a total of 6.1 million homes passed in 41 cities.

5.2. Quality

For another year, TIM reinforced its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its clients. The focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

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Due to a substantial increase in terms of 5G coverage and availability, TIM won two awards from Opensignal, an independent global label in consumer mobile experience analytics. In the study carried out, the 5G users who participated in the analysis remained connected to 5G services on TIM’s network 11.4% of the time – a relevant increase of approximately 10 percentage points compared to the previous report.

TIM has also recorded a 7x growth in its 5G reach score – from 0.5 points in the previous report to 3.4 points on a 10-point scale. This score means that users were connected to 5G services in more than 3 out of 10 places they visited. These two recognitions, best “5G availability” and best “5G coverage” only confirm the Company’s commitment to always deliver the best service to its customers.

6. Operating Performance

6.1. TIM’s Performance

The year 2022 was marked by the merger of the customers acquired from Oi Móvel and, as a result, at the end of 4Q22, TIM had 62.5 million mobile accesses, generating an increase of 20.0% YoY compared to 4Q21 (reaching a market share of 24.8%). The effective migration of these customers, which started in August 2022, totaled 8.7 million migrated customers at the end of January 2023, of which 7.8 million in Prepaid and 900 thousand in Postpaid segments[6]. The conclusion of the process is expected to occur in April 2023. The integration and subsequent disconnection of inactive customers from Oi Móvel in TIM’s base impacted both Postpaid and Prepaid segments. In the quarter, we disconnected 1.4 million postpaid customers and 3.7 million inactive prepaid customers that came from Oi.

Human Postpaid (formerly M2M) closed the year with a base of 22.9 million accesses, accounting for a growth of 21.4% in the annual comparison. The M2M customer base ended 2022 with a total of 4.3 million accesses (+8.6% YoY)

In the prepaid segment, TIM ended 2022 with a total of 35.2 million accesses, accounting for a growth of 20.7% compared to the end of 2021.

6.2. Fixed segment

TIM Live, the 6 times elected best broadband in Brazil by Estadão, is currently called TIM UltraFibra. The brand change follows the Company’s strategy of focusing on the expansion of fiber optic to more cities, taking the differentiated quality of TIM’s service to new regions and providing higher speeds for customers.

Regarding total users, at the end of the year, TIM UltraFibra had 716 thousand connections, sustaining its pace of growth (+4.6% YoY). In the quarter, the FTTH base maintained its expansion, reaching an increase of 37.5% compared to the previous year. The transition to fiber remained constant throughout the year and higher value plans, with speeds above 100 Mbps, continued to gain relevance in the broadband portfolio (accounting for 77% of the entire base). Another positive highlight was the voluntary churn, which continues to fall (-1.5 pp YoY in the quarter).

[6] The classification of the base between the Prepaid and Postpaid segments is managerial.

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7. Financial Performance

7.1. Operating Revenue

*The Customer Platform includes revenues from new initiatives such as Financial and Educational Services and Mobile Advertising.

In 2022, Total Net Revenue reached R$ 21,531, compared to R$ 18,058 in 2021, a 19.2% increase YoY, a result achieved from the contribution of all main lines: (i) Revenue from Mobile Services (+19.8% YoY) driven by the acquisition of Oi’s mobile assets and the Company’s strategy to monetize its customer base; (ii) Revenue from Fixed Service (+7.6% YoY), mainly driven by the consistent expansion of TIM UltraFibra (formerly TIM Live) (+10.7% YoY); and (iii) Revenue from Products (+25.0% YoY), which showed a strong positive result due to a better product sales mix and the successes of partnerships and campaigns carried out throughout the year.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Services Revenue (MSR) grew by 19.8% YoY, reaching R$ 19,594 million in the fiscal year ended December 31, 2022. ARPU reached R$ 26.1 in 2022, accounting for a decrease of -1.0%, impacted by the addition of new customers from Oi, which had a lower average ticket.

Breaking down each mobile segment in the fourth quarter:

(i)	Prepaid Revenue grew by 21.3% YoY, due to: (i) additional revenue from users acquired from Oi; (ii) changes in offers and tariffs implemented during the year; and (iii) government emergency assistance. The latter last two contributed to the increase in customer consumption, partially affected by the cannibalization effects generated by the adjustments made to the plans because of the ICMS rate reductions in the country. The PREPAID ARPU reached R$ 13.1 (growth of 1.1% A/A), reflecting the dilutive effect of customers coming from Oi who have a lower ARPU than those originally from TIM.

(ii)	Postpaid Revenue grew by 19.4% YoY, explained by the following factors: (i) additional revenues generated by the merger of Oi’s customers; (ii) net effect between the price adjustments applied in the first half and the expected impact on the retention of customers dissatisfied with the new pricing; and (iii) reduction of prices due to the reduction of ICMS rates. The ARPU of postpaid customers reached the level of R$ 37.5 (-2.5% A/A), also impacted by the dilutive effect caused by the arrival of Oi customers who have a lower ARPU.

Interconnection Revenue (ITX) decreased by 15.6% YoY, as a result of the reduction in incoming traffic for the period. The incidence of MTR on Net Service Revenues reached 1.9% in 2022.

Customer Platform Revenue totaled 188 million, accounting for an increase of 57.4% in the annual comparison, with contribution from mobile advertising initiatives and digital service partnerships.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The Other Revenues line recorded an annual growth of 11.8% YoY, explained by the growth in revenue generated by sharing contracts and network swaps, reflecting the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul) with greater efficiency of capital allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 1,234 million, a 7.6% increase YoY; revenues from TIM UltraFibra (former TIM Live) were the main driver of this performance.

The growth of TIM UltraFibra, the main line of fixed revenue, was 10.7% YoY, presenting an ARPU of R$ 95.0 in the fourth quarter (+4.3% YoY). The performance is due to the following strategies: (i) continued migration of the FTTC base to FTTH, with a focus on customer retention based on improving the quality perception; and (ii) customer profitability through a more attractive portfolio of services for users and with greater added value for the Company – in December, 77% of base customers were on plans equal to or above 100 Mbps.

7.2. Operating Costs and Expenses

Operating Costs and Expenses reached R$ 11,482 million in 2022, a 33.5% increase YoY, due to a comparative basis affected by the extraordinary gain generated in the sale of 51% stake of the company, in I-Systems[7] that occurred in November 2021, which was recorded reducing costs by approximately R$ 780 million.

Excluding the impact related to the non-recurring effect mentioned above, Opex was mainly affected by: (i) additional costs incorporated after the completion of the acquisition of Oi Móvel, such as 8 months of TSA – Temporary Service Agreement[8], in addition to expenses linked to a larger customer base and infrastructure; and (ii) for I-Systems rental expenses[9].

[7] I-Systems was created in partnership with IHS Brasil in November 2021 as an open provider of fiber optic infrastructure. The transaction involved the sale of a 51% interest to the new partner upon payment of R$ 1.1 billion to TIM and a contribution of R$ 600 million to I-Systems’ cash.

[8] The Temporary Service Agreement (“TSA”) is a temporary agreement to provide subscriber base management and maintenance services for the NOC (Network Operations Center), within the scope of the acquisition of Oi’s mobile assets. The TSA has an effectiveness of 12 months and has been adjusted to disregard services related to recharges.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Breakdown of Costs and Expenses Performance:

The Personnel line reached R$ 1,278 million in 2022, accounting for an increase of 13.5% in the annual comparison. This account was impacted by: (i) inflationary effects on salaries, bonuses and incentives–however, this impact occurs to a lesser extent since inflationary levels were already at high levels in 2021; and (ii) the effects related to the provision for employee profit sharing.

The Selling Group was one of the most impacted by the acquisition of Oi’s mobile assets, with a 24.1% increase YoY. Such performance reflects: (i) the increase in expenses related to the management of the customer base (billing, collection and service) and expenses with “Installation Fistel”, both resulting from the adhesion of new customers migrated from Oi; (ii) TSA costs with Oi (R$ 193 million); and (iii) higher advertising expenses, reflecting new marketing actions in the face of the launch of 5G, the welcome to Oi customers, the achievement of coverage leadership and tradicional seasonal campaigns in the 4th quarter.

In 2022, the growth of the Network and Interconnection line reached 30.6% YoY, having as main factors: (i) higher costs related to infrastructure rental, after a transaction in wich TIM began to rent last-mile in fiber from ISS affiliate I-Systems; (ii) higher expenses related to the sites acquired in the transaction with Oi; (iii) higher expenses with VAS content providers; and (iv) expenses with third-party services related to network management.

General and Administrative Expenses (G&A) closed the year with growth of 19.7% compared to 2021, totaling R$ 907 million. This increase is primarily explained by: (i) higher expenses related to the systemic integration of new customers coming from Oi into TIM’s structure; and (ii) higher expenses with the Journey to Cloud project (migration of IT infrastructure to the cloud).

Accumulated Cost of Goods Sold (COGS) reached R$ 871 million, a 19.1% increase YoY, following the dynamics of handset revenue. This dynamic reflected a greater share in sales of high-value handsets and better performance. due to the Black Friday and Christmas offers.

Allowances for Doubtful Accounts (Bad Debt) reached R$ 626 million in 2022, increase 15% compared to 2021. The line continues to suffer the impact of a larger revenue base exposed to default, with the increase in the postpaid base, due to the merger of Oi customers. Despite these elements, the percentage of Bad Debt over Gross Revenue was 2.1% in the year, demonstrating the Company’s efficiency in the customer acquisition strategy, as well as in the collection and recovery of amounts due.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Other Operating Revenues (Expenses) totaled R$ 248 million, inverting the signal of this line when compared to 2021. This move is explained by the extraordinary gain recorded in 4Q21, due to the sale of control of the company I-System for R$782.2 million.

7.3. From EBITDA to Net Profit

Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

The Adjusted EBITDA at the end of 2022 totaled R$ 10.049 million, a 6.2% increase YoY. The main driver behind this result was the growth of the Services Revenue line, with the contribution of both mobile and fixed customers. The growth of this line would be even more relevant if the comparative basis (2021 fiscal year) did not have the non-recurring effect of the sale of control of I-Systems. The Adjusted EBITDA Margin ended 2022 at 46.7%, accounting for a -5.7 p.p. decrease.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Depreciation and amortization (D&A) / EBIT

The D&A line accumulated R$ 6,827 million, an increase of 19.9% compared to 2021, being one of the lines most impacted by the acquisition of Oi's mobile assets, due to the effect of the depreciation of the right to use the sites that arrived with the transaction.

EBIT closed the year 2022 with a total of R$ 3,160 million, a 15.9% decrease compared to the end of 2021. Once again, this performance is explained by the comparative basis with an extraordinary effect from the sale of the control of I-Systems.

Net Financial Result

The Net Financial Result reached a 120.4% increase YoY, totaling a negative result of R$ 1,439 million, mainly impacted by: (i) a higher volume of interest on leases, due to the lease agreements for the 7.2 thousand sites acquired in the Oi Móvel purchase agreement; and (ii) a higher Selic rate in 2022; (iii) a higher debt level after the completion of the Oi acquisition. Furthermore, the line was impacted by lower revenue generated by the mark-to-market effect relating to the subscription warrant for the capital of C6 Bank (Note 39 to the Financial Statements), subject to ongoing arbitration.

Income tax and social contribution

Income Tax and Social Contribution totaled R$ 50 million in 2022, compared to R$ 146 million in 2021, pointing to a 65.7% YoY reduction, mainly explained by a drop in the tax base as a result of the related effect the sale of control of I-Systems in 2021. In 2022, the effective rate was 2.9% vs. 4.7% in 2021.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Net Profit

In the year 2022, Net Profit totaled R$ 1,671 million, with EPS of R$ 0.70. This result represented a contraction of 43.5% YoY, once again largely explained by the comparative basis (2021 fiscal year) having an extraordinary effect from the sale of control of i-Systems.

7.4. Cash flow, Debt and CAPEX

Free Cash Flow (FCF) was negative by R$ 2,680 million in 20222, significantly influenced by disbursements related to the purchase of Oi Móvel's assets and acquisition of frequency licenses in 4Q21:

Net cash generated by operating activities was positive at R$ 9,429 million, representing a 6.4% decrease compared to 2021. Even with a good operating performance represented by Revenue and Adjusted EBITDA, this line was impacted by the payment of licenses and obligations relating to the auction of frequencies in the amount of approximately R$ 2.5 billion.

Net cash used in investment activities was negative by R$ 8,620 million, representing an increase of 28.9% compared to 2021, reflecting the payment for the assets acquired from Oi Móvel in the amount of approximately R$6.4 billion.

Net cash used in financing activities closed at R$ 3,489 billion, multiplying by almost 5 times the amount reported in 2021. This performance is a consequence of the reduction in new financing and the increase in disbursements with leasing contracts for mobile phone sites after receiving the assets from Oi Móvel.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

CAPEX

Capex in 2022 totaled R$ 4,730 million, showing a negative change of -40.6% in the annual comparison. This result was impacted mainly due to the registration of investments in the acquisition of licenses in the frequency auction in 2021. Excluding this effect, Capex for 2022 would have grown 8% YoY due to the investments linked to the integration of Oi’s mobile assets, besides the implementation of 5G technology in the country.

DEBT AND CASH

Debt Profile

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Net Debt

Debt by Maturity

Total Debt (post-hedge) at the end of 2022 was R$ 18,575 million, a R$ 5,055 increase YoY. The amount considers the recognition of financial leases merged with the acquisition of Oi’s mobile assets, in the total amount of approximately R$ 2.9 billion. Moreover, in the fourth quarter, the Company carried out a new disbursement of part of the credit facility already available with BNDES (Finem) of R$ 319 million at the cost of TJLP + 1.95% and a term of 2.8 years.

At the end of the year, the amount of financing (post-hedge) totaled R$ 5,086 million. The average cost of debt, excluding leases and licenses related to the 5G frequencies auction, was 14.2% pa (103.69% of CDI) in the quarter, accounting for an increase when compared to the cost of 9.5% pa (116. 35% of the CDI) in 4Q21, mainly impacted by the increase in the DI rate in the second semester of 2022.

At the end of the quarter, Cash and Cash Equivalents and Marketable Securities positions totaled R$ 4,739 million, a R$ 5,057 million decrease YoY, largely due to the acquisition of Oi’s mobile assets carried out in 2Q22, concurrently with the payment of installments related to the acquisition of frequencies in the 2021 5G spectrum auction (full payment of EAF installments and payment of EACE installments and the 5G license for the year 2022). It should also be highlighted that in October 2022, the Company made a court deposit of R$ 670 million due to the discussion of the adjustment of the acquisition price of Oi Móvel.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The average financial yield was 14.2% pa (104.09% of the CDI) in 4Q22, a 5.5 pp increase compared to 4Q21, due to a higher level of the basic interest rate.

8. Environmental, Social & Governance

ESG Journey

TIM is a pioneer in ESG (Environmental, Social & Governance) topics in the Telecommunications sector in Brazil. The Company has been part of the B3 Sustainability Index Portfolio (ISE-B3) for 15 years, being the company in the sector that has been part of the Index for the longest time. In February 2023, TIM was once again recognized as one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI), and was included in the Sustainability Yearbook.

Since 2011, TIM has voluntarily been part of the Novo Mercado, the highest level of corporate governance on the Brazilian Stock Exchange, in addition to being the first and only telecommunications operator named as a Pro-Ethic company by the Brazilian Office of the Comptroller General (CGU) for two consecutive years.

As a signatory of the UN Global Compact since 2008 and UN Women since 2021, TIM develops projects connected to the Sustainable Development Goals (SDGs) and recognizes the rights to data privacy, secure internet, access to information and freedom of speech as essential and non-negotiable.

TIM has become a benchmark in the promotion of diversity and inclusion at national and international level, with targets, commitments, and implementation of several initiatives on gender, race, LGBTI+ people, generations, people with disabilities, among others. In 2021, the Company became the first Brazilian operator to integrate the Refinitiv Diversity & Inclusion Index, holding the 1st position in Telecom at a global level, a highlight that it also maintained in 2022. TIM was also the first operator to win the GSMA’s Diversity in Tech international award, which recognizes worldwide organizations with practices in favor of equality, diversity, and human rights in the technology sector. In 2023, TIM continued to be part of the Bloomberg Gender Equality Index, which gathers 485 companies from 45 countries, and only 16 from Brazil.

Recognized with the Top Employers certification seal for the second consecutive year, TIM is also consolidated as one of the companies with the best HR practices. The certification is the result of an independent audit by the Top Employer Institute, an international institute with 30 years of experience in 120 countries. In January 2023, the Company also joined B3’s GPTW Index, which considers companies certified by the Great Place to Work (GPTW) as the best work environments in Brazil.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TIM responds to the Carbon Disclosure Project (CDP) – the world’s largest database on Greenhouse Gases related to Climate Change – since 2010 and records its emissions in the Public Emissions Registry of the Brazilian GHG Protocol Program.

Since 2004, TIM has been presenting its performance through sustainability indicators and it has been publishing reports in accordance with the guidelines of the Global Reporting Initiative (GRI) for 14 years. As of 2021, the Company started calling this publication the ESG Report and continues with its commitment to transparency and accountability to its stakeholders, organizing the report in the three pillars: Environmental, Social and Governance. The Report is also assured by an independent third party.

Our Policies on Social Responsibility, Human Rights, Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Relationship with Suppliers, Occupational Health and Safety, Privacy, among others, are publicly available for free consultation by our stakeholders.

In compliance with the General Data Protection Law, in force in Brazil since 2020, TIM works to ensure customer privacy, protect their personal data and maintain an increasingly transparent relationship. For further information, please consult the Privacy Center on the TIM website.

In 2013, TIM founded the TIM Institute with the mission of democratizing access to science, technology, and innovation to foster human development in Brazil. Over 700,000 people from all states and the Federal District have already benefited from the Institute’s education and inclusion projects, including internationally awarded prizes (Governorte Award – IDB 2015).

Due to its sound performance in ESG, TIM integrates national and international indices and ratings, such as the Corporate Sustainability Index (ISE-B3), Carbon Efficient Index (ICO2-B3), Brazil ESG Index (S&P/B3), GPTW Index of B3, CDP Brazil Index of Climate Resilience (ICDPR-70), Refinitiv Diversity & Inclusion, Bloomberg’s Gender Equality Index (GEI), FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI ACWI ESG Leaders, MSCI Emerging Markets ESG Leaders, Teva Women in Leadership Index, Women on Board seal, among others, in addition to being ISO 9001 (since 2000), ISO 14001 (since 2010) and ISO 37001 (since 2021) certified.

Material Topics

In 2022, TIM renewed its materiality matrix based on the new trends, which consider impacts on the financial and socio-environmental perspectives, the so-called double materiality. The construction of the new head office included the phases of definition, identification, prioritization, analysis and validation, with 1,040 consultations being carried out with various stakeholders of the Company. At the end of the process, eight material topics for TIM were identified, as shown in the table below:

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Material topic	ODS
Innovation and technology	8, 9, 11
Digital inclusion and connectivity	1, 5, 9.10, 11
Data privacy and security	16
Energy efficiency	7, 12, 13
Quality of services	9
Health, wellness and safety	3, 5, 8
Ethics, integrity and compliance	16
Transparency and relationship with priority audiences	12, 16

9. Corporate Governance

9.1. Company listed on the Novo Mercado (New Market) for 15 years

On August 3, 2011, TIM joined the “Novo Mercado”, a segment that concentrates companies committed to the best corporate governance practices.

The migration to the Novo Mercado resulted in benefits for all shareholders. The required rules, in line with the best corporate governance practices in markets such as the United States and Europe, leverage greater liquidity and share appreciation, thus allowing broader access to international markets, in addition to further strengthen the institutional image and increase confidence in the Company.

Moreover, TIM belongs to the select group of companies that make up the portfolios of the Corporate Governance Index (IGC), the B3 Differentiated Tag Along Stock Index (ITAG) and, for 15 years, the Corporate Sustainability Index (ISE), made up of companies that are committed to managing the risks arising from economic, environmental and social developments, in addition to being the first and only telecommunications operator named as a Pro-Ethics company by the Brazilian Office of the Comptroller General (CGU).

9.2. Corporate Governance at TIM

TIM is a publicly-held company, managed by a Board of Directors and a Statutory Executive Board, and supervised by a Tax Council. The Board of Directors is assisted by advisory committees, namely, the Statutory Audit Committee, the Control and Risk Committee, the Remuneration Committee and the Environmental, Social & Governance Committee.

The duties and responsibilities of the members of the Board of Directors, the Statutory Executive Board, the Tax Council and the advisory committees to the Board of Directors are provided for in the Brazilian legislation, in the Company’s Bylaws, in the Novo Mercado Listing Regulation, in the Board of Directors Internal Regulations, in the Statutory Executive Board Internal Regulations, in the Tax Council Internal Regulations and in the Internal Regulations of the advisory committees to the Board of Directors.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

As active and responsible members of the community in which they operate, the Company and its management must base their actions on legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business based, in addition to ethics and loyalty, in good faith, the Company seeks to: (i) act with transparency in its business, (ii) promote fair competition; (iii) excellence in market competitiveness; (iv) serve the well-being and growth of the community in which it operates; (v) improve its human resources; and (vi) promote sustainable development.

9.3. Board of Directors

The Board of Directors (BoD) is composed of a minimum of five (5) and a maximum of nineteen (19) members, with a term of office of two years, with reelection being permitted. As of December 31, 2022, the BoD consisted of ten (10) members, four (4) of them independent. In 2022, the BoD met eleven (11) times in the exercise of its functions.

All decisions taken by the BoD are recorded in minutes, published and recorded in the minutes book of the BoD, filed at the Company’s headquarters.

The BoD meets ordinarily at least six times a year and twelve times at most, and, extraordinarily, upon call made by its Chairman, or by any two Board Members, or by the Company’s Chief Executive Officer. The Chairman of the BoD may invite any member of the Statutory Executive Board, other executives of the Company, as well as third parties who may contribute with opinions or recommendations related to the matters to be addressed, to participate in the meetings of the body. Those invited to attend BoD meetings do not have the right to vote.

The Board of Directors has four (4) advisory committees, all directly linked to it: the Statutory Audit Committee, with rules provided for in the Company’s Bylaws, the Remuneration Committee, the Control and Risk Committee and the Environmental, Social & Governance Committee, with one or more members being able to participate in the Committees simultaneously.

9.4. Statutory Board of Officers

The Statutory Board of Officers (Board of Officers) is the Company’s representative and executive management body, comprising a minimum of three (3) and a maximum of twelve (12) directors, elected by the Board of Directors for a two-year term, with reelection permitted, and may be removed by the same body at any time. As of December 31, 2022, the Company’s Board of Officers was composed by eight (8) board members. In 2022, the Board of Officers met forty-four (44) times in the exercise of its functions.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.5. Fiscal Council

The Fiscal Council (CF) is the body that oversights the acts of the Company’s management and provides information to shareholders and must operate permanently. The Fiscal Council is composed of a minimum of three (3) and a maximum of five (5) effective members, all independent professionals recognized by the market, who do not maintain any other relationship with the Company, each with a respective alternate member, either a shareholder or not, elected by the General Meeting. As of December 31, 2022, the Company’s Fiscal Council was composed of three (3) effective members and an equal number of alternate members. In 2022, the CF met nine (9) times in the exercise of its functions.

9.6. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate advisory body, directly linked to the Board of Directors, composed of at least three (3) and at most five (5) members, all of whom are independent. Currently, the Statutory Audit Committee is composed of three (3) members.

The purpose of the Statutory Audit Committee is to supervise the quality and integrity of financial reports, compliance with legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of auditors, both internal and independent, as well as to supervise and evaluate the signing of contracts of any nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder or its subsidiaries, affiliates, subject to common control or controlling companies of the latter, or that otherwise constitute related parties to the Company, on the other hand. In addition to its ordinary duties, the Statutory Audit Committee also serves as the Company’s Audit Committee, in accordance with the provisions of the Sarbanes-Oxley Act, to which the Company is subject, as it is a company registered with the US Securities and Exchange Commission – SEC. In 2022, the Statutory Audit Committee met fifteen (15) times in the exercise of its functions.

The members of the Statutory Audit Committee analyzed the Financial Statements, accompanied by the Independent Auditor’s Report and the Annual Management Report, for the year ended December 31, 2022 (“2022 Annual Financial Statements”). Considering the information provided by the Company’s Statutory Executive Board and by the external audit firm Ernst & Young Auditores Independentes S/S. (“EY”), as well as the proposed allocation of income for the year 2022, the Statutory Audit Committee assessed that this information and documents adequately reflect, in all material respects, the financial positions of the Company and its subsidiaries. For this reason, they unanimously recommended the approval of the aforementioned documents by the Company’s Board of Directors, for submission to the Annual Shareholders’ Meeting, pursuant to the Brazilian Corporation Law.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.7. Control and Risk Committee

The Control and Risk Committee (CCR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of internal control and risk management measures, and compliance with governance rules. As of December 31, 2022, the CCR was composed of five (5) members, two (2) of which are independent. Throughout 2022, the CCR met eight (8) times in the exercise of its functions.

9.8. Remuneration Committee

The Remuneration Committee (CR) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in the evaluation of proposals for apportioning the global remuneration approved by the General Meeting, and the criterion for the remuneration of Statutory Directors and senior executives of the Company. As of December 31, 2022, the CR was composed of three (3) members, one (1) of which is independent. Throughout 2022, the CR met four (4) times in the exercise of its functions.

9.9. Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee (CESG) is a collegiate advisory body, directly linked to the Board of Directors, and must be composed of at least three (3) and at most five (5) members of the Company’s Board of Directors, and, among other duties, must advise the Board of Directors in development and implementation of the Environmental, Social & Governance strategy and principles, including, among other activities, the recommendation of the Company's guidelines and strategy applicable to the management of environmental, social and governance issues. As of December 31, 2022, the CESG was composed of five (5) members, two (2) of which are independent. Throughout 2022, the CESG met four (4) times in the exercise of its functions.

9.10. Shareholding structure

The Company’s share capital ended the year 2022 in the amount of R$ 13,477,890,507.55, represented by 2,420,804,398 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling interest in TIM with approximately 67% of its shares.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%*
TIM Brasil Serv. e Part. S.A.
Minority
67%
33%
TIM S.A.
49%
100%
I-Systems
Cozani

*Telecom Italia S.p.A. has one share from TIM Brasil Serv. e Part. S.A.

9.11. Dividend policy

According to the Bylaws and Policy on allocation of income, approved on July 26, 2021, by the Board of Directors, the Company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of net profit for each fiscal year, until the amount of this reserve is equivalent to 20% of capital.

The distribution of annual dividends is decided by the Annual Shareholders’ Meeting.

On March 22, June 15, September 12 and December 12, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 195 million, R$ 270 million, R$ 480 million and R$ 455 million, respectively, as Interest on Shareholders’ Equity (“JSCP”). The payments occurred on April 27, 2022, July 20, 2022, October 31, 2022, January 24, 2023 and January 31, 2023, and the dates of March 28, June 23, September 21 and December 21, 2022 served to identify shareholders entitled to receive such amounts. Thus, the shares acquired after those dates were ex-Interest on own capital rights. Accordingly, TIM declared a total amount of R$ 1,400 million of interest on own capital in 2022.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

9.12. Events for the Year and Subsequent Events

COMPLETION OF THE PURCHASE OF THE ASSETS OF OI’S MOBILE TELEPHONY OPERATION

On April 20, 2022, TIM, together with Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by CADE and Anatel, announced the completion of the acquisition process of the mobile assets of Oi Móvel S.A. (“Oi Móvel”). With the conclusion of the transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A., a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company. For further details on the process completion, please access the Material Fact.

TIM OBTAINS THE RIGHT TO EXERCISE THE 8TH TRANCHE OF THE SUBSCRIPTION WARRANT AT C6 BANK

In October 2022, TIM obtained the right to vesting of the 8th tranche of the subscription warrant to indirectly take part to the C6 share capital as due to the achievement of 8th level of goals agreed in the ambit of partnership, which means the accumulated indirect potential interest of roughly 5.52% of C6’s share capital, subject to the outcome of the ongoing arbitration.

CHANGES TO THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI’S MOBILE ASSETS AND START OF THE ARBITRATION PROCEDURE

In a Material Fact released on September 19, 2022, TIM S.A. communicated that the “Buyers” (TIM, Telefônica Brasil S.A. and Claro S.A.) of the mobile assets of Oi Móvel S.A. (“Seller”) identified differences in the assumptions and calculation criteria that, under the terms of the Share Purchase and Sale Agreement and Other Covenants (“SPA”), justify a proposal to change the Adjusted Closing Price (“ACP”) on behalf of TIM in approximately R$ 1.4 billion. In addition to the differences regarding the ACP, differences have been identified regarding the SPE Cozani contracts with companies providing mobile infrastructure services (lease of sites/towers), which, under the terms of the SPA, give rise to an indemnity from the Seller to TIM of approximately R$ 231 million. As a result of the differences, the amount of R$ 634 million that was retained by TIM was not transferred to the Seller.

In a Material Fact released on October 3, 2022, considering the Seller’s express violation of the dispute resolution mechanisms provided for in the SPA, TIM communicated that the Buyers had no alternative but to file an arbitration procedure with the Market Arbitration Chamber of B3 S.A. - Brasil, Bolsa, Balcão against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

In a Material Fact released on October 4, 2022, the Company was surprised by news published by the press and by a Material Fact released by the Seller on the aforementioned date that a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the Seller’s court-ordered reorganization process, where it will be safeguarded until a later decision by the arbitration court.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

TIM appealed against the decision and, on October 17, 2022, the Superior Court of Justice, in a monocratic decision, rejected the appeal by TIM and the other Purchasers. Thus, on October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro.

NEW INTERIM CFO/ IRO

In January 2023, TIM announced that the Company’s Board of Directors elected Mr. Alberto Mario Griselli, Chief Executive Officer (“CEO”) of the Company, to assume the positions of Chief Financial Officer (“CFO”) and Investor Relations Officer (“IRO”), on an interim basis, as of February 1, 2023. Thus, the positions of CEO, CFO and IRO will be temporarily accumulated by Mr. Griselli.

10. Independent Audit Firm – CVM Normative Instruction 381

In 2021, Ernst & Young Auditores Independentes Ltda. provided audit services of our financial statements and other non-audit services, which are related to the review of the Company’s Sustainability Report.

Such services did not exceed the level of 5% of the total fees related to the external audit service.

In line with the external auditors’ understanding, the provision of other professional services not related to the external audit, as described above, does not affect the independence or objectivity in conducting the audit exams carried out. The independent auditors have internal processes to ensure that these other services are assessed internally, as well as pre-approved before submitting any proposal to TIM.

The Company also highlights that it is subject to a policy, approved by the Board of Directors as of September 24, 2021, which regulates the process of hiring external auditors, as well as any services not related to the audit of the financial statements, establishing, among other aspects, that the contracting must be submitted to the prior analysis of the Statutory Audit Committee of the Parent Company. This document also defines an illustrative list of services not related to audit whose contracting is prohibited.

11. Capital Market

TIM S.A.’s common shares are traded on the São Paulo Stock Exchange (B3) under the ticker TIMS3 and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the ticker TIMB.

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2022 MANAGEMENT REPORT AND EARNINGS ANALYSIS

The São Paulo Stock Exchange Index (Ibovespa) ended 2022 at 109,735 points, accumulating an increase of 4.49% when compared to the previous year, with a market value of R$ 3.5 trillion.

TIM S.A. - Stock Performance

(Base 100 on December 31, 2022; Δ% Dec/22 x Dec/21)

150
130
110
90
70
50
12/30/21
01/19/22
02/08/22
02/28/22
03/20/22
04/09/22
04/29/22
05/19/22
06/08/22
06/28/22
07/18/22
08/07/22
08/27/22
09/16/22
10/06/22
10/26/22
11/15/22
12/05/22
12/25/22
IBOV 4.7%
TIMB 0.3%
TIMS3 -5.7%
TIM
TIMB
IBOV

The Company ended 2022 with its common shares quoted at R$ 12.40 on the B3, accounting for a decrease of 5.7% YoY, while the ADRs on the NYSE closed at US$ 11.73, accounting for an increase of 0.3% YoY. In terms of market value, TIM ended the year valued at R$ 30.0 billion or US$ 5.7 billion.

Final Considerations

TIM S.A., with the permanent objective of maintaining continuous, balanced and sustainable growth, would like to thank its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to reciprocate the preference through quality and differentiated service. We would also like to thank our commercial partners, suppliers and financial institutions for their support and trust and, particularly, our employees, without whom the objectives would not have been achieved and, finally, the shareholders for their support and trust in the company’s management.

The Management

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

1.       Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A. on December 31, 2022 (66.59% on December 31, 2021).

The TIM group (“Group”) comprises TIM, its subsidiary and associated company, Cozani and I-Systems, respectively.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of December 31, 2022, TIM holds a 49% equity interest (49% as of December 31, 2021) in the companies I-Systems (associate), formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and 100% (it had no interest as of December 31, 2021) in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. We describe below the processes in the corporate reorganization regarding these two companies:

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller”, “Assignor” or “Oi Móvel”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Buyers, as the case may be, all precedent contractual conditions.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The Company has been complying with all the measures provided for in Anatel’s conditions and in the Concentration Control Agreement (“ACC”) entered into with CADE, mainly, among others:

On April 19, 2022, TIM made the Product Reference Offer available in the wholesale ROAMING market (“ORPA – National Roaming”), which was approved by Anatel on September 21, 2022. On the same date, it made the Reference Offer for Mobile Virtual Network Operators (“Reference Offer – MVNO”) available, which was approved by Anatel on September 26, 2022.

On July 4, 2022, TIM independently made public offers for the disposal of up to 50% of Radio Base Stations (“RBDs”) acquired from Oi Móvel (“Public Offerings of RBSs”). It has not been possible to conclude any sales proposal related to the offer so far.

On August 15, 2022, TIM signed an Radiofrequency Availability Agreement with Oi l in order to allow Oi, to achieve the targets for implementation of fixed wireless access systems set forth in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9.619/2018. The purpose of this agreement, as determinated by Anatel, is to enable the continuity of targets already met, and the fulfillment of non-complied and enforceable targets. This agreement is valid until the end of Oi’s STFC concession on December 31, 2025, and it registered as the service becomes available.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term, on February 21, 2024 of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019 by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel. The signing arrangements for the First Amendment to the Cooperation Agreement, which formalizes the result of these negotiations, were concluded on December 9, 2022.

On October 20, 222, TIM published Offers intended to enable the signing of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers were published on TIM’s website and presented to CADE, on the same date, within the period established by ACC (up to 6 months from Closing and should be available for 36 months. No contracts have been signed so far

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”), under the terms defined by ACC signed with CADE. The ACC awaits dispatch order by CADE. The offers were published on TIM’s website and presented to CADE on the same date, within the period established by ACC (up to 8 months from Closing) and must be available for 36 months. No contracts have been signed so far.

The acquisition price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was R$ 7,014.6 million.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Adjusted Closing Price:

(i)	R$ 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3, (R$ 671 updated on December 31, 2022) remained fully retained by the Company until the date of October 4, 2022, when a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration. For further details, see Note 12;

(ii)	The amount of R$ 2,057.4 million was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and

(iii)	The balance of R$ 4,285.9 million was transferred directly to the Assignor on the acquisition date.

(iv)	The amount of R$ 1.8 million related to termination amounts related to the Seller’s personnel, agreed as part of the amount paid for the acquisition by the Buyers.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 120 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 110 million), the Company understands that it is expected to disburse the amount of R$ 77 million up to the described term recognized as contingent consideration on the date of disclosure of this financial information.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

As of December 31, 2022, the total consideration transferred for the acquisition of Cozani was R$ 7,211.6 million.

Identifiable assets acquired and liabilities assumed

On December 31, 2022, the fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation”). On this date, the analysis indicates assets and liabilities presented below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Fair values recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment (Note 15)	3,518,477
Intangible assets (Note 16)	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities (Note 17)	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies (i)	3,038,951
Surplus of customers’ portfolio (ii)	253,629

Contribution to the net revenue Group as of the date of acquisition	1,231,518
Contribution to the Group with loss since the acquisition date	(626,258)
Net revenue from the acquiree since the beginning of the year	2,297,351
Loss from the acquiree since the beginning of the year	(1,910,638)

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 8.67 years.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole. There is no expectation that the goodwill recognized will be deductible for tax purposes until the corporate merger of the company Cozani takes place, which should occur throughout 2023.

Other contractual obligations

As a result of certain contractual provisions upon the acquisition of Cozani, TIM withheld the amount equivalent to 10% of the transaction Closing Price. On December 31, 2022, this amount reached R$ 671 million and, due to the preliminary decision of the 7th Corporate Court of the Judicial District of Rio de Janeiro, the amount is in a judicial deposit account until further decision by the Court of Arbitration.

Also, at the time of the acquisition of Cozani, there were certain contractual provisions linked to the fulfillment of migration targets by the Oi Group, in the amount of R$ 77 million. The fulfillment of these targets is under the evaluation of the Company’s Management.

On December 31, 2022, both obligations reached the total amount of R$ 748 million.

1.2.2 Sale of 51% of I-Systems (formerly FiberCo) to IHS

In December 2020, FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo in favor of IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”), with the remaining 49% remaining under the control of the Company upon closing of the transaction.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM having a minority (non-controlling) interest of 49% in I-Systems. As of this moment, TIM ceased the line-by-line consolidation of I-Systems (formerly FiberCo).

For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM, thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the remaining non-controlling interest of 49% in the investee was recorded by TIM at fair value in the amount of R$ 1,612,957, as provided for by IFRS 10 (CPC 36). As provided for in IAS 28 (CPC 18), the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Subsequently, the interest in the investee started to be valued under the equity method, as defined in IAS 28 (CPC 18).

Currently, due to the closing of the transaction and loss of I- Systems’s control, TIM wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

The effects of the transaction are detailed below:

Description

Transaction price	1,096,294
Record of the remaining interest in the investment at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on amortized goodwill	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

2.       Preparation basis and presentation of the individual and consolidated financial statements

The individual and consolidated financial statements were prepared and are being presented according to the accounting practices adopted in Brazil, which comprise the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

a. General criteria for preparation and disclosure

The individual and consolidated financial statements were prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

The Company had a profit of R$ 1,670,755 as of December 31, 2022. The Company’s current liabilities exceeded total current assets by R$ 2,229,118, caused by the acquisition of Cozani and payment of obligations related to the 5G license. The Company understands that the aforementioned investments will bring relevant benefits and operational efficiency. On December 31, 2022, the Company’s shareholders’ equity is positive by R$ 25,397,365.

In connection with the preparation of these financial statements, Company’s Management made analyses and concluded that as there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the functional currency of the Company, its associated company and subsidiary.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM and its subsidiary Cozani. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

There are no consolidated balances for the balance sheet as of December 31, 2021 since the comparative consolidated balances in December 2021 were not presented, since the subsidiary I-Systems (formerly FiberCo) was incorporated in December 2020 and, as described in Note 1, had 51% of its equity interest sold to IHS in November 2021, when TIM now holds a non-controlling minority interest of 49%. At that moment, TIM started having I-Systems as an associated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

The Company’s consolidation base on December 31, 2022 includes the wholly-owned subsidiary Cozani, which is mainly engaged in the provision of telecommunications services, headquartered in Rio de Janeiro, Brazil. The company holds 100% interest, due to the acquisition of this company, as described in Note 1.

As of December 31, 2021, there are no subsidiaries, so the balances presented are individual.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement at the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable or unfavorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the Group does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

f.	Approval of financial statements

These individual and consolidated financial statements were approved by the Board of Directors of the Company on February 9, 2023.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended December 31, 2022.

Amendments to CPC 37 (R1), CPC 48, CPC 29, CPC 27, CPC 25 and CPC 15 (R1).

The changes to the above pronouncements are due to the annual changes related to the cycle of improvements between 2018 and 2020, such as:

•	Onerous Contracts – Cost of Fulfilling a Contract;
•	Property, Plant and Equipment – Proceeds before Intended Use; and
•	References to Conceptual framework.

The validity of these proposed changes must be established by regulatory agencies that approve them and to fully comply with international accounting standards, the entity must apply them in annual periods beginning on or after January 01, 2022.

Onerous Contracts – Cost of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable costs of fulfilling the obligations arising from the contract (i.e., costs that the Group cannot avoid since it has the contract) exceed the expected economic benefits to be received.

The amendments specify that, when assessing whether a contract is onerous or loss-making, an entity needs to include costs that directly relate to a contract to supply goods or services, including incremental costs (for example, direct labor costs and materials) and an allocation of costs directly related to contract activities (for example, depreciation of equipment used to fulfill the contract and costs of managing and supervising the contract). General and administrative costs are not directly related to a contract and are excluded unless explicitly charged to the counterparty under the terms of the contract.

The Group evaluated the contracts and did not identify material changes in the financial statements.

Property, Plant and Equipment – Proceeds before Intended Use;

The amendment preclude entities from deducting from the cost of a property, plant and equipment item any proceeds from sales of produced items in bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the products of selling the items, and the costs of producing the items, in the statement of income.

Under the transition rules, the Group applies the amendments retrospectively only to property, plant and equipment items available for use or after the beginning of the earliest period presented when the entity first applies the amendment (the date of first-time adoption).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

These changes had no impact on the Group’s individual and consolidated financial statements as there were no sales of such items produced by property, plant and equipment made available for use or after the beginning of the earliest period presented.

References to the Conceptual Framework

The amendments replace a reference to an earlier version of the IASB Conceptual Framework with a reference to the current version issued in March 2018, without materially changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3/CPC 15 (R1) Business Combinations to avoid issuing potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37/CPC 25 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, rather than the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition on the acquisition date.

Pursuant to the interim provisions, the Group applies the amendments prospectively, i.e., for business combinations that occur after the start of the annual reporting period in which it first applies the amendments (the date of first-time adoption).

These changes had no impact on the Group’s consolidated financial statements since there were no assets, liabilities or contingent liabilities within the scope of these changes that arose during the period.

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as first-time adopter

The amendment allows a subsidiary that chooses to apply paragraph D16(a) of IFRS 1/CPC 37 (R1) - First-time Adoption of International Accounting Standards to measure cumulative translation differences using the amounts reported in the consolidated financial statements of the parent company, based on the parent company’s transition date to IFRS, if no adjustments have been made for consolidation procedures and for the effects of the business combination in which the parent company acquired the subsidiary. This amendment also applies to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These changes had no impact on the Group’s consolidated financial statements as it is not a first-time adopter.

IFRS 9/CPC 48 Financial Instruments - Rates in the ’10 percent’ test for writing-off financial liabilities

The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. These rates include only rates paid or received between the borrower and the lender, including rates paid or received by the borrower or the lender on behalf of the other.

In accordance with the interim provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of first-time adoption). These changes had no impact on the Group’s consolidated financial statements, as there were no changes to the Group’s financial instruments during the period.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting Pronouncement Committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on December 31, 2022.

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (equivalent to revision 20 of the Accounting Pronouncements Committee)

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

•	What a right to postpone settlement means;

•	That the right to postpone settlement must exist on the base date of the report;

•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

•	That the terms of a liability would not affect its classification only if a derivative embedded in a convertible liability was an equity instrument

Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis. The Group currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

•	Amendments to IAS 8: Definition of Accounting Estimates

(equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 8/CPC 23, in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 1/CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The Group is currently revisiting the accounting policy disclosures to confirm that they are consistent with the required changes.

•	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (equivalent to the Committee’s revision 20 of accounting pronouncements)

In May 2021, the Board released amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. Furthermore, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability must also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Group is currently assessing the impact of these changes.

COVID-19 impacts

Since March 2020 a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system since 2020.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

Currently, we have not identified material impacts on the Company’s individual and consolidated financial statements.

3.       Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of financial statements.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in subsidiary and associated company.

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in the subsidiary and associated company are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 25).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 39).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 29).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

(g)       Fair value of the intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses.

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

(h)       Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred. For further information, see Notes 1.2.1 and 2.e.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

4.       Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	2022	2021	2022

Cash and banks	59,679	99,821	59,959
Free availability financial investments cash and cash equivalents:
CDB’s / Repurchases	1,725,421	5,128,794	2,488,754

	1,785,100	5,228,615	2,548,713

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The decrease in the cash position is explained by the acquisition of an equity interest in Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Notes 16.f and 20).

The average annual remuneration of investments referring to CDB’s and committed operations is 100.12% p.a. of the variation of the Interbank Deposit Certificate - CDI in the Parent Company (101.57% on December 31, 2021) and 100.12% pa of change of the Interbank Deposit Certificate - CDI in the Consolidated on December 31, 2022.

5.       Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company		Consolidated
	2022	2021	2022

FUNCINE (i)	12,929	11,508	12,929
Fundo Soberano (ii)	179	9,624	179
FIC: (iii)
Government bonds (a)	1,323,409	2,975,613	1,323,409
CDB (b)	20,371	40,496	20,371
Financial bills (c)	398,879	703,118	398,879
Other (d)	447,797	839,169	447,797
	2,203,564	4,579,528	2,203,564

Current portion	(2,190,635)	(4,568,020)	(2,190,635)
Non-current portion	12,929	11,508	12,929

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The decrease in the marketable securities’ position is explained by the acquisition of an equity interest in Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Notes 16.f and 20).

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2022 is 0.09% p.a. (-0.06% p.a. in 2021).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2022 was 99.94% p.a. of the variation of the Interbank Deposit Certificate - CDI (95.13% on December 31, 2021).

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2022 was 107.19% p.a. of the variation of the Interbank Deposit Certificate - CDI (122.76% p.a. on December 31, 2021).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.       Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2022 and December 31, 2021.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% (0.19% p.m. on December 31, 2021).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	2022	2021	2022
Trade accounts receivable	3,978,135	3,253,207	3,659,777

Gross accounts receivable	4,540,225	4,000,026	4,241,515

Billed services	2,055,009	2,107,682	2,149,579
Unbilled services	909,760	849,762	929,669
Network use (i)	981,978	504,333	550,416
Goods sold	572,103	521,362	590,476
Contractual assets (note 24)	19,828	15,340	19,828
Other accounts receivable	1,547	1,547	1,547

Provision for expected credit losses	(562,090)	(746,819)	(581,738)

Current portion	(3,739,452)	(3,066,906)	(3,421,094)
Non-current portion	238,683	186,301	238,683

(i) The change in the parent company is mainly represented by the assignment of rights of use of network elements with its subsidiary Cozani, in the amount of R$ 451,454.

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	2022	2021	2022

Opening balance	746,819	651,260	746,819
Supplement to expected losses, net of reversal	585,699	544,642	626,218
Balance in the acquisition of subsidiary	-	-	33,284
Write-off of provision	(770,428)	(449,083)	(824,583)

Closing Balance	562,090	746,819	581,738

In 2022, the change in the closing balance of the provision for expected credit losses occurred due to the supplement to expected losses, net of reversal and write-off of already accrued invoices.

The aging of accounts receivable is as follows:

	Parent Company		Consolidated
	2022	2021	2022

Total	4,540,225	4,000,026	4,241,515

Undue	3,351,886	2,895,999	2,998,074
Overdue up to (days):
30	262,644	246,195	286,324
60	81,939	100,027	82,533
>90	68,391	77,280	73,581
>90	775,365	680,525	801,003

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

7.       Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company		Consolidated
	2022	2021	2022

Total Inventory	236,117	202,553	236,117

Inventory	248,768	214,605	248,768
Mobile handsets and tablets	138,951	140,934	138,951
Accessories and prepaid cards	78,330	53,791	78,330
TIM chips	31,487	19,880	31,487

Losses on adjustment to realizable amount	(12,651)	(12,052)	(12,651)

8.       Indirect taxes, charges and contributions recoverable

	Parent Company		Consolidated
	2022	2021	2022

Indirect taxes, chargesand contributions recoverable	1,358,817	1,259,932	1,367,610

ICMS (i)	1,314,811	1,216,912	1,323,604
Other	44,006	43,020	44,006

Current portion	(469,345)	(354,620)	(472,202)
Non-current portion	889,472	905,312	895,408

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.       Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated
	2022	2021	2022

Direct taxes, charges and contributions recoverable	1,230,220	2,042,361	1,238,686

Income tax (IR) and social contribution (CS) (i)	879,227	807,096	879,227
PIS / COFINS (ii)	194,449	1,164,772	194,452
IRRF (Withholding income tax) on interest earning bank deposits	111,962	37,738	120,417
Other	44,582	32,755	44,590

Current portion	(712,342)	(1,311,906)	(720,808)
Non-current portion	517,878	730,455	517,878

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 607 million recorded in current and non-current assets (R$ 547 million on December 31, 2021) since the likelihood of a favorable outcome for the Company becomes probable. The Company is awaiting the final decision.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

In 2021, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 957 million. In 2022, total offsetting of R$ 619 million was made for said PIS and COFINS credits.

10.       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On December 31, 2022 and 2021, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation regarding the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	2022	2021	2022

Losses carried forward – income tax and social contribution	95,928	219,876	225,882
Temporary differences:
Provision for legal and administrative proceedings	381,865	330,627	381,865
Provision for expected credit losses	198,933	257,529	220,911

Lease of LT Amazonas infrastructure	34,657	32,377	34,657
Deferred income tax on accounting adjustments:
Profit sharing	49,989	40,177	49,989
Taxes with enforceability suspended (i)	642,479	437,950	711,897
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(161,174)	(143,948)	(161,174)
Capitalized interest - 4G and 5G	(281,468)	(233,433)	(281,468)
Deemed cost – TIM S.A.	(32,177)	(42,617)	(32,177)
Adjustments of standard IFRS 16 (iii)	468,113	369,521	596,495
Accelerated depreciation (iv)	(663,303)	(466,863)	(715,041)
Fair value adjustment I–Systems (former FiberCo) (v)	(249,477)	(249,477)	(249,477)
Impairment loss (vi)	-	-	557,932
Amortization of surplus	45,591		45,591
Other	31,304	19,729	146,218
	526,700	536,888	1,497,540

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	-	(129,954)

Deferred active tax portion	526,700	536,888	1,367,586

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021 and 2022 of TIM S.A. at a parent company level and, at a consolidated level, the TFF referring to Cozani's 2022 financial year is also added. The Operating Inspection Fee (TFF) for the years 2020, 2021 and 2022 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS, as described in Note 1.

(iii) Represents the addition of new contracts, mainly due to the acquisition of Cozani. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iv) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 663 million until December 31, 2022 (R$ 467 million up to December 31, 2021) and applied as of January 1, 2020.

(v) Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

(vi) Represents the deferred charges constituted, mainly due to the impairment of tangible assets, onerous capacity contracts and deferred taxes

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on December 31, 2022.

Based on these projections, the company has the following expectation of recovery of credits:

Parent Company

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	80,475	263,659
2024	15,453	373,500
2025	-	(72,984)
>2026	-	(133,403)
Total	95,928	430,772	526,700

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Consolidated

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	80,475	504,340
2024	15,453	515,457
2025	-	385,264
>2026	-	(133,403)
Total	95,928	1,271,658	1,367,586

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

Considering that Cozani does not have a history of taxable base, deferred tax credits on tax losses and negative basis of social contribution in the amount of R$ 129,954 referring to Cozani were not recognized.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 123,948 throughout 2022 (R$ 255,252 in 2021).

11.       Prepaid expenses

	Parent company		Consolidated
	2022	2021	2022

Prepaid expenses	278,764	358,287	359,109
Advertisements not released (i)	2,361	86,154	2,361
Rentals and insurance	64,544	67,034	64,544
Incremental costs for obtaining contracts with customers (ii)	178,543	153,988	178,543
IT Services (iii)	21,500	28,626	21,500
Prepaid contractual expenses (iv)	-	-	77,810
Other	11,816	22,485	14,351

Current portion	(198,506)	(275,148)	(278,851)
Non-current portion	80,258	83,139	80,258

(i) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iii) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(iv) It refers to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase. As of December 31, 2022, the balance of the remaining amount related to the TSA was R$ 77,810.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

12.       Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	2022	2021	2022

Judicial deposits	1,377,560	718,773	1,377,560

Civil	974,482	285,583	974,482
Labor	117,583	128,607	117,583
Tax	184,435	178,914	184,435
Regulatory	113	111	113
Online attachment (i)	100,947	125,558	100,947

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 77,854 (R$ 72,533 on December 31, 2021).

In a Material Fact released on October 4, 2022, a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel S.A., where it will be safeguarded until a later decision by the arbitration court. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration.

On October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 36,417 (R$ 34,289 as of December 31, 2021).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,295 (R$ 9,073 as of December 31, 2021).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 22,178 (R$ 20,022 as of December 31, 2021).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 11,557 (R$ 11,254 as of December 31, 2021).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 8,651 (R$ 8,048 as of December 31, 2021).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,623 (R$ 3,478 as of December 31, 2021).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 3,766 (R$ 3,582 as of December 31, 2021).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 63,967 (R$ 61,752 as of December 31, 2021).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 7,691 (R$ 9,960 as of December 31, 2021).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 11,524 (R$ 9,730 as of December 31, 2021).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

13.       Other assets

	Parent company		Consolidated
	2022	2021	2022

Other assets	265,661	216,159	265,042

Advances to employees	7,092	6,795	7,092
Advances to suppliers	31,422	48,755	31,437
Amounts receivable from TIM Brasil (Note 37)	22,790	23,069	22,790
Amounts receivable from incentivized projects	63,034	13,613	63,034
Recoverable INSS	69,794	66,386	69,794
Other	71,529	57,541	70,895
Current portion	(200,264)	(197,251)	(199,644)
Non-current portion	65,397	18,908	65,398

14.       Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1, on April 20, 2022, TIM S.A., Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. Therefore, Cozani is a company controlled by TIM S.A. as of December 31, 2022.

I-Systems

As mentioned in note 1, in December 2020, the company Fiber Co (current I-Systems) was established and was 100% controlled by TIM S.A. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2021) in the share capital of I-Systems. Therefore, between December 2020 and October 2021, Fiber Co was a subsidiary of TIM S.A., becoming an associated company as of November 2021, a condition that remains until now. The following table represents summarized financial information about the investments of I-Systems:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2022	2021
Assets	1,820,223	1,533,233
Current and non-current assets	291,799	232,281
Tangible and intangible assets	1,528,424	1,300,952

Liabilities and shareholders’ equity	1,820,223	1,533,233
Current and non-current liabilities	398,189	110,668
Shareholders’ equity	1,422,034	1,422,565

Company’s proportional interest	49%	49%
Investment value (Note 14.b)	1,540,116	1,601,703

	2022	2021
Net loss for the year	(126,979)	(22,968)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(61,587)	(11,254)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary	Total
	2022 I-Systems	2021 I-Systems	2022 Cozani	2022	2021

Total number of shares	1,794,287,995	1,794,287,995	3,002,872	-	-

Interest in total capital	49%	49%	100%	-	-

Shareholders' equity	1,549,014	1,794,288	4,199,623	-	-

Loss for the year (i)	(125,687)	(22,968)	(626,258)	-	-

Equity in earnings	(61,587)	(11,254)	(626,258)	(687,845)	(11,254)

Investment amount	1,540,116	1,601,703	4,199,623	5,739,739	1,601,703

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)
b)	Changes in investment in subsidiaries and associated companies:

	I-Systems (associated company)	Cozani (subsidiary)	Total

Balance of investment on December 31, 2021	1,601,703	-	1,601,703
Net identifiable assets at fair value	-	4,575,159	4,575,159
Capital increase	-	250,722	250,722
Equity in earnings and amortization of surplus	(61,587)	(626,258)	(687,845)
Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739

FiberCo (current I-Systems) (subsidiary)

Balance of investment at December 31, 2020	1
Equity in earnings until October 2021	(318)
Capital increase	1,211,789
Write-off of investment	(1,211,472)
Balance of investment on November 16, 2021	-

I-Systems (associated company)

Balance of investment on December 31, 2020	-
Revaluation of minority interest at fair value	1,612,957
Equity in earnings - November 2021 and December 2021	(11,254)
Balance of investment on December 31, 2021	1,601,703

(i) The subsidiary’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary were consolidated as of April 30, 2022, as the financial information available is closest to the date of transfer of control.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 1,641 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

15.       Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. On December 31, 2022 and 2021, the Company does not present indications of impairment in its property, plant and equipment. Property, plant and equipment values recorded in the acquisition of Cozani were adjusted to its recoverable values as described in Note 14.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•	Changes in property, plant and equipment
	Parent Company
	Balance in 2021	Additions	Write-offs	Transfers	Balance in 2022
Total cost of property, plant and equipment, gross	49,159,678	5,665,928	(295,589)	-	54,530,017
Commutation/transmission equipment	25,854,454	(4,788)	(128,439)	3,028,504	28,749,731
Fiber optic cables	778,512	-	-	4,884	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	2,956,156
Infrastructure	6,443,285	-	(14,967)	493,409	6,921,727
Informatics assets	1,756,340	-	(6,720)	31,032	1,780,652
General use assets	916,845	-	(952)	41,503	957,396
Right of use in leases	9,779,327	1,839,693	(125,958)	-	11,493,062
Land	40,794	-	(992)	-	39,802
Construction in progress	783,667	3,830,271	(412)	(3,765,431)	848,095

Total Accumulated Depreciation	(30,851,278)	(4,116,298)	212,819	-	(34,754,757)
Commutation/transmission equipment	(18,187,994)	(2,040,925)	127,697	-	(20,101,222)
Fiber optic cables	(522,205)	(61,649)	-	-	(583,854)
Leased handsets	(2,534,691)	(154,843)	11,694	-	(2,677,840)
Infrastructure	(4,043,155)	(376,048)	14,343	-	(4,404,860)
Informatics assets	(1,629,730)	(52,579)	6,704	-	(1,675,605)
General use assets	(649,229)	(49,728)	509	-	(698,448)
Right of use in leases	(3,284,274)	(1,380,526)	51,872	-	(4,612,928)
Total property, plant and equipment, net	18,308,400	1,549,630	(82,770)	-	19,775,260
Commutation/transmission equipment	7,666,460	(2,045,713)	(742)	3,028,504	8,648,509
Fiber optic cables	256,307	(61,649)	-	4,884	199,542
Leased handsets	271,763	(154,091)	(5,455)	166,099	278,316
Infrastructure	2,400,130	(376,048)	(624)	493,409	2,516,867
Informatics assets	126,610	(52,579)	(16)	31,032	105,047
General use assets	267,616	(49,728)	(443)	41,503	258,948
Right of use in leases	6,495,053	459,167	(74,086)	-	6,880,134
Land	40,794	-	(992)	-	39,802
Construction in progress (II)	783,667	3,830,271	(412)	(3,765,431)	848,095

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Parent Company

	Balance in December 2020	Additions	Write-offs (i)	Transfers	Balance in December 2021

Total cost of property, plant and equipment, gross	47,429,167	5,572,362	(3,841,851)	-	49,159,678
Commutation/transmission equipment	25,875,916	26,905	(2,920,511)	2,872,144	25,854,454
Fiber optic cables	878,100	-	(125,366)	25,778	778,512
Leased handsets	2,643,336	805	(13,495)	175,808	2,806,454
Infrastructure	6,436,572	-	(511,635)	518,348	6,443,285
Informatics assets	1,770,386	-	(46,584)	32,538	1,756,340
General use assets	902,287	-	(43,401)	57,959	916,845
Right of use in leases	8,367,895	1,591,307	(179,875)	-	9,779,327
Land	40,794	-	-	-	40,794
Construction in progress	513,881	3,953,345	(984)	(3,682,575)	783,667

Total Accumulated Depreciation	(29,328,469)	(3,951,760)	2,428,951	-	(30,851,278)
Commutation/transmission equipment	(18,130,526)	(1,983,589)	1,926,121	-	(18,187,994)
Fiber optic cables	(482,613)	(65,669)	26,077	-	(522,205)
Leased handsets	(2,398,217)	(145,661)	9,187	-	(2,534,691)
Infrastructure	(4,018,854)	(408,540)	384,239	-	(4,043,155)
Informatics assets	(1,617,970)	(58,209)	46,449	-	(1,629,730)
General use assets	(637,903)	(48,204)	36,878	-	(649,229)
Right of use in leases	(2,042,386)	(1,241,888)	-	-	(3,284,274)
Total property, plant and equipment, net	18,100,698	1,620,602	(1,412,900)	-	18,308,400
Commutation/transmission equipment	7,745,390	(1,956,684)	(994,390)	2,872,144	7,666,460
Fiber optic cables	395,487	(65,669)	(99,289)	25,778	256,307
Leased handsets	245,119	(144,856)	(4,308)	175,808	271,763
Infrastructure	2,417,718	(408,540)	(127,396)	518,348	2,400,130
Informatics assets	152,416	(58,209)	(135)	32,538	126,610
General use assets	264,384	(48,204)	(6,523)	57,959	267,616
Right of use in leases	6,325,509	349,419	(179,875)	-	6,495,053
Land	40,794	-	-	-	40,794
Construction in progress (II)	513,881	3,953,345	(984)	(3,682,575)	783,667

(i) In the year 2021, net write-offs are mainly represented by:

. R$ 1,218,340 as write-off of property, plant and equipment, which makes up part of the balance of R$ 1,211,789 of net assets that was paid-in as share capital of I-Systems (formerly FiberCo) on November 1, 2021, as described in note 1.

. R$ 179,875 in rights of use in leases due to remeasurement of contracts, including changes in the term and scope of rentals.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii) The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

Consolidated
	Additions / depreciation	Write-offs	Balance in December 2022

Total cost of property, plant and equipment, gross	49,159,678	5,805,705	(737,939)	-	11,302,035	65,529,479
Commutation/transmission equipment	25,854,454	(4,788)	(129,957)	3,028,504	6,313,024	35,061,237
Fiber optic cables	778,512	-	-	4,884	-	783,396
Leased handsets	2,806,454	752	(17,149)	166,099	920,690	3,876,846
Infrastructure	6,443,285	-	(16,296)	493,409	789,657	7,710,055
Informatics assets	1,756,340	-	(342,843)	31,032	336,161	1,780,690
General use assets	916,845	-	(4,840)	41,503	13,054	966,562
Right of use in leases	9,779,327	1,979,473	(225,446)	-	2,929,449	14,462,803
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

Total Accumulated Depreciation	(30,851,278)	(4,764,239)	530,748	-	(7,783,558)	(42,868,327)
Commutation/transmission equipment	(18,187,994)	(2,234,345)	129,196	-	(5,941,968)	(26,235,111)
Fiber optic cables	(522,205)	(61,649)	-	-	-	(583,854)
Leased handsets	(2,534,691)	(155,902)	11,694	-	(919,560)	(3,598,459)
Infrastructure	(4,043,155)	(390,832)	15,654	-	(573,680)	(4,992,013)
Informatics assets	(1,629,730)	(78,418)	369,807	-	(337,265)	(1,675,606)
General use assets	(649,229)	(50,097)	4,397	-	(11,085)	(706,014)
Right of use in leases	(3,284,274)	(1,792,996)	-	-	-	(5,077,270)
Total property, plant and equipment, net	18,308,400	1,041,466	(207,191)	-	3,518,477	22,661,152
Commutation/transmission equipment	7,666,460	(2,239,133)	(761)	3,028,504	371,056	8,826,126
Fiber optic cables	256,307	(61,649)	-	4,884	-	199,542
Leased handsets	271,763	(155,150)	(5,455)	166,099	1,130	278,387
Infrastructure	2,400,130	(390,832)	(642)	493,409	215,977	2,718,042
Informatics assets	126,610	(78,418)	26,964	31,032	(1,104)	105,084
General use assets	267,616	(50,097)	(443)	41,503	1,969	260,548
Right of use in leases	6,495,053	186,477	(225,446)	-	2,929,449	9,385,533
Land	40,794	-	(992)	-	-	39,802
Construction in progress	783,667	3,830,268	(416)	(3,765,431)	-	848,088

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	1,159,120	243,162	348,860	88,551	1,839,693
Remeasurement	(27,867)	(14,715)	(26,740)	(4,764)	(74,086)
Depreciation	(541,802)	(130,549)	(229,471)	(478,704)	(1,380,526)
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134

Useful life – %	11.55%	11.25%	11.50%	7.41%

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	2,143,142	-	786,307	-	2,929,449
Additions	1,087,005	243,162	560,755	88,551	1,979,473
Remeasurement	(122,757)	(14,715)	(83,210)	(4,764)	(225,446)
Depreciation	(809,450)	(130,549)	(374,293)	(478,704)	(1,792,996)
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Useful life – %	12.25	11.25%	12.12	7.41%

•	Depreciation rates
Annual fee %
Commutation / transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2022, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

16.       Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

(a) Changes in intangible

		Parent Company
	Balance in 2021	Additions/ Amortization	Write-offs	Transfers		Balance in 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,603	(3,200)	-	258,961	38,732,905
Right to use software	19,911,004	-	-	965,373	-	20,876,377
Authorizations	11,151,497	75,526	(3,200)	26,787	-	11,250,610
Goodwill (i)	475,743	2,636,426	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557	-	201,778
Other assets	333,116	-	-	6,301	-	339,417
Intangible assets under development	2,572,960	1,134,651	-	(1,014,018)	258,961	2,952,554

Total Accumulated Amortization	(24,045,462)	(1,687,862)	3,200	-	-	(25,730,124)
Right to use software	(17,432,018)	(1,022,040)	-	-	-	(18,454,058)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Authorizations	(6,357,666)	(630,464)	3,200	-	-	(6,984,930)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	(86,488)
Other assets	(179,081)	(25,567)	-		-	(204,648)

Total intangible assets, net	10,585,079	2,158,741	-	-	258,961	13,002,781
Right to use software (c)	2,478,986	(1,022,040)	-	965,373	-	2,422,319
Authorizations (f)	4,793,831	(554,938)	-	26,787	-	4,265,680
Goodwill (d)	475,743	2,636,426	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	115,290
Other assets	154,035	(25,567)	-	6,301	-	134,769
Intangible assets under development	2,572,960	1,134,651	-	(1,014,018)	258,961	2,952,554

Parent Company

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Balance in December 2021

Total cost of intangible assets, gross	31,444,050	4,352,331	(1,165,840)	-	34,630,541
Right to use software	19,117,515	-	(112,626)	906,115	19,911,004
Authorizations	9,931,248	50,408	(1,737)	1,171,578	11,151,497
Goodwill (i)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas	177,866	-	-	8,355	186,221
Other assets	329,626	-	-	3,490	333,116
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

Total Accumulated Amortization	(22,416,975)	(1,739,937)	111,450	-	(24,045,462)
Right to use software	(16,378,487)	(1,164,210)	110,679	-	(17,432,018)
Authorizations	(5,816,241)	(542,196)	771	-	(6,357,666)
Infrastructure right-of-use - LT Amazonas	(67,966)	(8,731)	-	-	(76,697)
Other assets	(154,281)	(24,800)	-		(179,081)

Total intangible assets, net	9,027,075	2,612,394	(1,054,390)	-	10,585,079
Right to use software (c)	2,739,028	(1,164,210)	(1,947)	906,115	2,478,986
Authorizations (f)	4,115,007	(491,788)	(966)	1,171,578	4,793,831
Goodwill (d)	1,527,220	-	(1,051,477)	-	475,743
Infrastructure right-of-use - LT Amazonas (e)	109,900	(8,731)	-	8,355	109,524
Other assets	175,345	(24,800)	-	3,490	154,035
Intangible assets under development	360,575	4,301,923	-	(2,089,538)	2,572,960

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 16.f.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) In 2022, with the acquisition of Cozani (see Note 1.2.1 and 15.d.1), goodwill was recorded in the business combination of R$ 2,636,426. In June 2021, due to the sale transaction of FiberCo described in Note 1.2.2, we had the reclassification of items related to intangible assets to the group of assets held for sale.

	Consolidated
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers		Acquisitions of subsidiary (Note 1.2)	Balance in December 2022
					Capitalized interest
Total cost of intangible assets, gross	34,630,541	3,846,601	(3,200)	-	258,961	6,446,789	45,179,692
Right to use software	19,911,004	-	-	701,387		1,366,860	21,979,251
Authorizations	11,151,497	75,525	(3,200)	17,123		4,598,839	15,839,784
Goodwill	475,743	2,636,426	-	-		-	3,112,169
Infrastructure right-of-use - LT Amazonas	186,221	-	-	15,557		-	201,778
Other assets	333,116	-	-	5,001		481,090	819,207
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

Total Accumulated Amortization	(24,045,462)	(1,873,904)	3,200	-	-	(2,846,978)	(28,763,144)
Right to use software	(17,432,018)	(1,142,824)	-	-	-	(1,347,360)	(19,922,202)
Authorizations	(6,357,666)	(664,909)	3,200	-	-	(1,384,432)	(8,403,807)
Infrastructure right-of-use - LT Amazonas	(76,697)	(9,791)	-	-	-	-	(86,488)
Other assets	(179,081)	(56,380)	-	-	-	(115,186)	(350,647)

Total intangible assets, net	10,585,079	1,972,697	-	-	258,961	3,599,811	16,416,548
Right to use software (c)	2,478,986	(1,142,824)	-	701,387	-	19,500	2,057,049
Authorizations (f)	4,793,831	(589,384)	-	17,123	-	3,214,407	7,435,977
Goodwill (d)	475,743	2,636,426	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas (e)	109,524	(9,791)	-	15,557	-	-	115,290
Other assets	154,035	(56,380)	-	5,001		365,904	468,560
Intangible assets under development	2,572,960	1,134,650	-	(739,068)	258,961	-	3,227,503

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(c) Software licenses

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

(d.1) Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on December 31, 2022.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

(d.2) Goodwill registered in previous years

The Company has the following goodwill based on expectation of future profitability at December 31, 2022 and 2021.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on December 31, 2022 and 2021.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. as of April 30, 2022. The Company understands that the consolidated results of TIM S.A. represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36/CPC 01.

On December 31, 2022, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Tier 1 instruments comprises instruments traded on active markets and based on market prices quoted at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

In 2022, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações (holding incorporated by TIM S.A.) on the value of the book value in 2021 were irrelevant and, also, its effects on the result of the Company. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On December 31, 2022, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators .

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On December 31, 2022, the Company recorded R$ 290 million in intangible assets referring to Selic interest (R$ 1 million in 2021) incurred on the 3.5GHz radio frequency, and R$ 99 million related to the inflation adjustment of amounts due to the EAF (R$ 19 million in 2021). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on December 31, 2022 referring to 5G radio frequencies and related obligations was R$ 3,866 million (R$ 3,584 million in 2021), of which R$ 2,753 in assets in progress (R$ 2,394 in 2021) and R$ 1,113 million in Authorizations (R$ 1,190 million in 2021).

17.       Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company		Consolidated
	2022	2021	2022
LT Amazonas	179,305	166,944	179,305
Sublease “resale stores” – IFRS 16	59,341	76,177	59,341
	238,646	243,121	238,646

Current portion	(30,643)	(30,076)	(30,643)
Non-current portion	208,003	213,045	208,003

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

The amounts below represent the parent company and consolidated balances.

	Up to Dec 2023	Jan 2024–Dec 2028	Jan 2028 onwards	Nominal values	Present value
	33,936	127,757	226,662	388,355	238,646
LT Amazonas (i)	29,354	119,410	168,503	317,267	179,305
Sublease “resale stores” – IFRS 16	4,582	8,347	58,159	71,088	59,341

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Liabilities

	Parent Company		Consolidated
	2022	2021	2022

LT Amazonas (i)	327,505	302,091	327,505
Sale of Towers (leaseback) (ii)	1,730,214	1,507,629	1,730,214
Other (iv)	158,314	142,458	158,314
Sub-total	2,216,033	1,952,178	2,216,033

Other leases (iii):
Leases – Network Infrastructure	4,084,433	3,345,930	6,123,914
Leases - Shops & kiosks & real estate	746,028	653,422	746,028
Leases - Land (Network)	1,820,803	1,657,345	2,664,315
Leases – Fiber	1,081,576	1,454,664	1,081,575
Subtotal lease IFRS 16 / CPC 06 (R2)	7,732,840	7,111,361	10,615,832
Total	9,948,873	9,063,539	12,831,865

Current portion	(1,353,869)	(1,269,878)	(2,257,211)
Non-current portion	8,595,004	7,793,661	10,574,654

The amount of interest paid in the year ended December 31, 2022 related to IFRS 16 / CPC 06 (R2)in the parent company was R$ 743,907 (R$ 599,296 in the year ended December 31, 2021) and in consolidated, R$ 1,001,311.

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date is R$ 2,929,449 (Note 1.2.1).

The consolidated network infrastructure lease amounts and right of use include, on December 31, 2022, R$ 755 million referring to contract cancellation penalties provided for in the lease agreements.

Changes to the lease liabilities are shown in Note 39.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Up to Dec 2023	Jan 2024–Dec 2028	Jan 2029 onwards	Nominal values	Present value
Total - Lease liability	2,393,245	7,017,952	6,782,069	16,193,266	9,948,873

LT Amazonas (i)	65,620	226,810	320,214	612,644	327,505
Sale and leaseback of Towers (ii)	291,462	1,168,828	2,223,774	3,684,064	1,730,214
Other (iii)	36,365	132,035	43,125	211,525	158,314

Total other leases (iv)	1,999,798	5,490,279	4,194,956	11,685,033	7,732,840
Leases – Network infrastructure	875,618	3,038,957	2,493,766	6,408,341	4,084,433
Leases - Shops & kiosks & real estate	206,017	505,493	491,755	1,203,265	746,028
Leases - Land (Network)	378,551	1,290,365	1,209,435	2,878,351	1,820,803
Leases – Fiber	539,612	655,464	-	1,195,076	1,081,576

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Consolidated

	Up to Dec 2023	Jan 2024–Dec 2028	Jan 2029 onwards	Nominal values	Present value
Total - Lease liability	3,109,546	8,468,542	8,295,305	19,873,393	12,831,865

LT Amazonas (i)	65,620	226,810	320,214	612,644	327,505
Sale and leaseback of Towers (ii)	291,462	1,168,828	2,223,774	3,684,064	1,730,214
Other (iii)	36,365	132,035	43,125	211,524	158,314

Total other leases (iv)	2,716,099	6,940,869	5,708,192	15,365,161	10,615,832
Leases – Network infrastructure	1,324,986	3,942,271	3,411,227	8,678,483	6,123,914
Leases - Shops & kiosks & real estate	206,017	505,493	491,755	1,203,265	746,028
Leases - Land (Network)	645,485	1,837,641	1,805,210	4,288,337	2,664,315
Leases – Fiber	539,611	655,464	-	1,195,076	1,081,575

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 24).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on December 31, 2022 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 13.24% (8.94% in 2021).

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 40,723 in 2022 (R$ 36,310 in 2021).

18. Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of December 31, 2022, this credit is R$ 26,519 (R$ 28,661 as of December 31, 2021).

19.       Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	2022	2021	2022

Supplier	4,385,356	3,267,404	4,237,229

Local currency	4,089,977	3,063,458	3,940,624
Suppliers of materials and services (i)	4,003,003	2,966,897	3,842,435
Interconnection (ii)	64,228	65,464	67,724
Roaming (iii)	603	212	1,857
Co-billing (iv)	22,143	30,885	28,608

Foreign currency	295,379	203,946	296,605
Suppliers of materials and services (i)	161,042	153,082	161,042
Roaming (iii)	134,337	50,864	135,563

Current portion	4,385,356	3,267,404	4,237,229

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. As of December 31, 2022, the Company has approximately R$ 260 million (R$ 350 million as of December 31, 2021) related to the drawee risk operation.

20.       Authorizations payable

On December 31, 2022 and 2021, the Company and its subsidiary have the following commitments with ANATEL:

	Parent Company		Consolidated
	2022	2021	2022

Renewal of authorizations (i)	216,627	191,329	231,801
Updated ANATEL liability (ii)	186,307	164,269	186,307
Authorizations payable (iii)	1,255,282	3,525,489	1,255,282
	1,658,216	3,881,087	1,673,390

Current portion	(507,685)	(2,630,169)	(507,685)
Non-current portion	1,150,531	1,250,918	1,165,705

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[10] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2022, the Company had balances falling due related to renovation of Authorizations in the amount of R$ 216,627 (R$ 191,329 on December 31, 2021).

[10] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at GP-DI totaling R$ 186 million as of December 31, 2022, which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021 and 2nd installment paid in December 2022 in the amounts of R$ 46,274 and R$ 52,005, respectively). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). The first contribution to EACE took place in April 2022, in the amount of R$ 137 million, while the second contribution took place in October 2022, in the amount of R$ 134 million (the two contributions totaled R$ 271 million).

As of December 31, 2022, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,255 million (R$ 3,525 million as of December 31, 2021).

The authorizations payable on December 31, 2022 due in long-term is in accordance with the following schedule:

	Parent Company	Consolidated
	2022	2022
2024	360,029	375,203
2025	52,296	52,296
2026	52,296	52,296
2027	52,296	52,296
2028	52,296	52,296
2029	52,296	52,296
2030	52,296	52,296
>2031	476,726	476,726
	1,150,531	1,165,705

The primary authorizations held by TIM S.A. on December 31, 2022, as well as their expiration dates, are shown in the table below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	November 2028 (800MHz); December 2032 (900 and 1800MHz)*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by Cozani on December 31, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Authorization instruments	900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)	-	Dec 2032	-	-	Oct 2027
SP (AR 11)		Dec 2032	-	-	Oct 2027
Paraná and Santa Catarina	Dec 2032 *	Dec 2032 *	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Rio Grande do Sul	Dec 2032 *	-	December 2032	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)	Dec 2032 *	Dec 2032 *	-	Apr 2038	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031 *	Mar 2031 *	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031 *	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031 *	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2038	Oct 2027

* Terms already renewed for 15 years.

21.       Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	2022	2021	2022
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	173,381	278,176	173,381
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,568,683	559,650	1,568,683
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	-	428,793	-
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	515,265	515,166	515,265
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,771,797	1,667,399	1,771,797
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	394,139	396,281	394,139
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	249,400	-	249,400
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	297,160	-	297,160
Total				4,969,825	3,845,465	4,969,825

Current				(1,264,967)	(538,450)	(1,264,967)
Non-current				3,704,858	3,307,015	3,704,858

¹ Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Date of opening	Term	Total value		Amount used up to December 31, 2022
BNDES (i)	TJLP	May 2018	N/A	1,090,000	778,595	311,405
BNDES (ii)	TJLP	May 2018	N/A	20,000	12,190	7,810
FINAME (iii)	IPCA	Mar 2019	N/A	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	503,351	249,128
Total R$:				2,252,479	1,294,136	958,343

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment.
(ii)	Investments in social projects within the community.
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

Loans and financing on December 31, 2022 due in long-term is in accordance with the following schedule:

Parent company Consolidated

2024	1,282,496	1,282,496
2025	202,506	202,506
2026	698,866	698,866
2027	698,866	698,866
2028	659,624	659,624
2029	55,714	55,714
2030	55,714	55,714
2031	51,072	51,072
	3,704,858	3,704,858

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2023	1,264,968
2024	1,282,496
2025	202,506
2026	698,866
2027	698,866
2028	659,624
2029	55,714
2030	55,714
2031	51,071
4,969,825

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on December 31, 2022 is, respectively, R$ 1,519,742, R$ 59,199, R$ 1,670,839, R$ 361,828 and R$ 219,697.

22.       Indirect taxes, fcharges and contributions payable

	Parent Company		Consolidated
	2022	2021	2022

Indirect taxes, charges and contributions payable	1,986,293	1,421,955	2,097,468

Value added tax on goods and services - ICMS	212,043	303,721	222,120
ANATEL’s taxes and fees (i)	1,698,025	1,042,933	1,798,967
Imposto sobre Serviço [Service tax] - ISS	65,881	66,075	65,664
Other	10,344	9,226	10,717

Current portion	(1,982,559)	(1,418,682)	(2,093,734)
Non-current portion	3,734	3,273	3,734

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 361.6 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the recognition of R$ 163.0 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

23.       Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company		Consolidated
	2022	2021	2022

Direct taxes, charges and contributions payable	232,276	258,340	272,150

Income tax and social contribution	78,351	186,294	78,351
PIS/COFINS [Social integration program/Social security]	62,324	41,916	102,157
IRRF on interest on shareholders’ equity	65,311	-	65,311
Other (i)	26,290	30,130	26,331

Current portion	(222,470)	(245,113)	(262,344)
Non-current portion	9,806	13,227	9,806

(i) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

24.       Deferred revenues

	Parent Company		Consolidated
	2022	2021	2022

Deferred revenues	889,441	886,340	932,029

Prepaid services (i)	151,355	118,795	193,943
Government grants (ii)	860	11,184	860
Anticipated revenue	43,561	8,522	43,561
Deferred revenues on sale of towers (iii)	680,731	734,826	680,731
Contractual liabilities (iv)	12,934	13,013	12,934

Current portion	(222,829)	(197,179)	(265,417)
Non-current portion	666,612	689,161	666,612

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2022 is R$ 203 million and the outstanding amount on December 31, 2022 is R$ 860 (R$ 11,184 on December 31, 2021). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 31).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on December 31, 2022, presented below, represent the individual and consolidated amounts.

	2022	2021

Accounts receivable included in trade accounts receivable	2,182,403	2,051,120
Contractual assets	19,828	15,340
Contractual liabilities	(12,934)	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the year.

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	12,188
Write-offs	(7,620)
Balance at December 31, 2022	6,894

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	8,800
Write-offs	(13,761)
Balance at December 31, 2021	2,327

The balances of contractual assets and liabilities that represent the individual and consolidated balances are expected to be realized according to the table below:

The amounts below represent the Parent Company and Consolidated balances.

	2023	2024	2025
Contractual assets (liabilities)	7,210	(316)	-

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

25.       Provision for judicial and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The amounts below represent individual and consolidated balances.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	2022	2021	2022

Provision for judicial and administrative proceedings	1,112,153	960,881	1,112,156

Civil (a)	392,972	309,019	392,975
Labor (b)	214,450	192,132	214,450
Tax (c)	473,391	429,951	473,391
Regulatory (d)	31,340	29,779	31,340

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2021	Additions, net of reversals	Payments	Currency update	December 2022

	960,881	247,227	(242,597)	146,642	1,112,153

Civil (a)	309,019	130,164	(133,649)	87,438	392,972
Labor (b)	192,132	79,613	(84,165)	26,870	214,450
Tax (c)	429,951	35,978	(21,192)	28,654	473,391
Regulatory (d)	29,779	1,472	(3,591)	3,680	31,340

	December 2020	Additions, net of reversals	Payments	Currency update	December 2021

	886,947	278,789	(316,804)	111,949	960,881

Civil (a)	245,432	175,715	(194,501)	82,373	309,019
Labor (b)	213,026	71,961	(98,730)	5,875	192,132
Tax (c)	399,288	31,078	(23,539)	23,124	429,951
Regulatory (d)	29,201	35	(34)	577	29,779

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 179,132 (R$ 150,881 on December 31, 2021) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 168,987 (R$ 116,985 as of December 31, 2021).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$27,740 (R$ 20,708 on December 31, 2021).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 14,642 (R$ 20,089 as of December 31, 2021).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,471 (R$ 356 on December 31, 2021).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of December 31, 2022 and 2021.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions on certain payments made by the company’s employees.

From the total of 1,628 Labor claims on December 31, 2022 (1,314 on December 31, 2021) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security lawsuits. The provisioning of these claims totals R$ 214,450 updated monetarily (R$ 192,132 as of December 31, 2021).

c. Tax proceedings

	2022	2021
Federal Taxes	260,206	202,743
State Taxes	130,816	145,436
Municipal Taxes	8,550	7,626
TIM S.A. proceedings (Purchase price allocation)	73,819	74,146
	473,391	429,951

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision supports99 proceedings and is mainly composed of the following lawsuits:

(i)	Sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,303 (R$ 8,510 on December 31, 2021), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 16,169 (R$ 15,149 on December 31, 2021).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 42,171 (R$ 39,554 on December 31, 2021).

(iii)	Additionally, in the second quarter of 2019, the Company supplemented to expected losses for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 64,140 (R$ 60,382 on December 31, 2021).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 67,815 (R$ 18,579 on December 31, 2021).

State Taxes

The provision is substantially composed of the following processes:

The provision, in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 24,811 (R$ 41,352 on December 31, 2021), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 6,757 (R$ 5,291 on December 31, 2021), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 17,471 (R$ 16,216 on December 31, 2021); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 11,943 (R$ 16,374 as of December 31, 2021) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 10,392 (R$ 22,183 on December 31, 2021) and (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 16,220 (R$ 13,963 on December 31, 2021).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 74,146 as of December 31, 2021).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2022, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 31,340 (R$ 29,779 on December 31, 2021).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e. Judicial and administrative proceedings whose losses are assessed as possible

The company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

	2022	2021

	20,123,806	18,140,556

Civil (e.1)	1,418,874	1,292,202
Labor and Social Security (e.2)	360,942	392,035
Tax (e.3)	18,171,345	16,309,439
Regulatory (e.4)	172,645	146,880

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	2022	2021
Consumer lawsuits (e.1.1)	141,858	160,696
ANATEL (e.1.2)	293,203	258,683
Consumer protection bodies (e.1.3)	455,481	493,806
Former trading partners (e.1.4)	230,360	216,054
Social and environmental and infrastructure (e.1.5)	116,613	99,743
Other (e.1.6)	181,359	63,220
	1,418,874	1,292,202

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions in certain payments of the company’s employees in the years 2005 to 2011, in the total restated amount of R$ 80,456 (R$ 85,720 on December 31, 2021).

e.2.2. Labor

There are 3,384 Labor claims as of December 31, 2022 (3,067 as of December 31, 2021) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 289,354 (R$ 306,315 as of December 31, 2021).

e.3. Tax

	2022	2021

	18,171,345	16,309,439

Federal taxes (e.3.1)	3,275,840	3,026,326

State taxes (e.3.2)	9,640,939	8,782,114
Municipal taxes (e.3.3)	1,587,910	1,234,618
FUST, FUNTTEL and EBC (e.3.4)	3,666,656	3,266,381

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The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 13,014,078 (R$ 12,133,168 as of December 31, 2021).

e.3.1. Federal Taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,275,840 on December 31, 2022 (R$ 3,026,326 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,579,257 (R$ 1,467,409 on December 31, 2021). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 265,163 (R$ 231,810 on December 31, 2021).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 73,307 (R$ 69,124 on December 31, 2021).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 292,662 (R$ 268,170 on December 31, 2021).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 437,419 (R$ 410,662 on December 31, 2021).

e.3.2. State Taxes

The total assessed amount against TIM Group regarding state taxes on December 31, 2022 is R$ 9,640,939 (R$ 8,782,114 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,236,502 (R$ 1,140,553 on December 31, 2021).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 394,834 (R$ 356,251 on December 31, 2021).

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(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 694,479 (R$ 654,011 on December 31, 2021).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2022, the involved amount is R$ 3,835,583 (R$ 3,449,439 on December 31, 2021).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 154,673 (R$ 138,242 on December 31, 2021).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 900,731 (R$ 727,057 as of December 31, 2021).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 625,202 (R$ 547,575 on December 31, 2021).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 136,243 (R$ 116,700 on December 31, 2021).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 330,805 (R$ 286,519 on December 31, 2021).

e.3.3. Municipal taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,587,910 on December 31, 2022 (R$ 1,234,618 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,281,547 (R$ 618,343 on December 31, 2021).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 86,520 (R$ 399,141 on December 31, 2021).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 149,764 (R$ 137,944 on December 31, 2021).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,666,656 (R$ 3,266,381 on December 31, 2021). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On December 31, 2022, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 172,645 (R$ 146,880 on December 31, 2021).

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator. The agreement covers a sanctions reference value of R$ 627 million (restated at the time).

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in three years – more than 99% of the municipalities were served in the first two years and the remaining three municipalities were served in November 2022 – with the Company guaranteeing the sharing regime with the other operators.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital Relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. In September 2022, the Impediment Commitments, Internal Controls and Additional Commitments received certificates from the Agency related to the 2nd year target.

In October 2022, TIM and Anatel signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) will be adopted to replace the General Quality Index (IGQ), discontinued by the Agency.

The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. The Company has been complying with the TAC implementation schedule without the need for any additional obligations.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

26.       Other liabilities

	Parent Company		Consolidated
	2022	2021	2022

Other liabilities	192,884	74,971	732,367

Provision for future asset decommissioning	23,659	31,512	289,606
Advance from customers	12,887	8,355	15,068
Onerous capacity contract (i)	-	-	178,532
Other provisions for risk	-	-	83,923
Other (ii)	156,338	35,104	165,238
Current portion	(21,327)	(12,951)	(132,954)
Non-current portion	171,557	62,020	599,413

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii) On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

The Company will proactively transfer its effects to its customers, according to the nature of its plans.  However, such transfer depends on systemic developments that are in progress and will be concluded during the course of 2023.  On December 31, 2022, the amount of R$ 117 million is recorded under “Other”, referring to the difference between the amount of the tax rate reduction defined in the Complementary Law and the amounts previously due, corresponding to the period necessary to carry out said systemic developments.

27.       Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on December 31, 2022, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2021).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 ordinary shares.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	2022	2021

	408,602	401,806

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	54,998	48,202

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (Note 28).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of December 31, 2022, the cumulative value of the benefits enjoyed by the Company amounts to R$ 2,124,411 (R$ 1,958,301 as of December 31, 2021).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2022 and 2021, dividends and interest on shareholders' equity were calculated as follows:

	2022	2021

Net profit for the year	1,670,755	2,957,174
(-) Non-distributable tax incentives	(166,110)	(176,741)
(-) Constitution of legal reserve	(75,233)	(139,021)
Adjusted Net Profit	1,429,412	2,641,412

Minimum dividends calculated on the basis of 25% of adjusted profit	357,353	660,353

Breakdown of dividends payable interest on shareholders’ equity:
Interest on shareholders’ equity	1,400,000	1,047,500
Total dividends and interest on shareholders’ equity distributed and proposed	1,400,000	1,047,500
Income tax withheld (IRRF) on shareholders´ equity	(196,970)	(142,977)
Total dividends and interest on shareholders’ equity, net	1,203,030	904,523

Interest on Shareholders' Equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the years 2022, the amounts of R$ 1,400,000 were distributed and additional amounts of R$ 600,000 which will be approved for distribution in a Meeting as of March 30, 2023, totaling R$ 2,000,000. Moreover, in 2021, the amounts of R$ 1,047,500 were distributed, as presented below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Approval	Payment	Interest on shareholders’ equity

06/09/2021	07/20/2021	350,000
09/24/2021	10/27/2021	137,500
12/15/2021	01/25/2022	560,000
		1,047,500

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
02/09/2023	04/18/2023	600,000
		2,000,000

The balance on December 31, 2022 of the item “dividends and interest on shareholders' equity payable” totaling R$ 661,494 (R$ 533,580 on December 31, 2021) is composed of the outstanding amounts of previous years in the amount of R$ 61,187 (R$ 49,955 on December 31, 2021) in addition to the paid amount of R$ 600,307, net in 2022 upon approval expected at the Annual Shareholders’ Meeting in the beginning of 2023.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

28.       Long-Term Incentive Plan

2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan is conditioned on the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in the Plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

2014–2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	112,552	-	(112,552)	-	-	-
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	-	-	-	-	-	-
2014–2016 Plan – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
Total	8,965,119			112,552	-	(112,552)	-	-	-
Weighted average price of the balance of grants				-

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

2014–2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	(21,771)	-	-	-
2014–2016 Plan – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
2011–2013 Plan – 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
2011–2013 Plan – 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
2011–2013 Plan – 1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(204,282)	-	-	112,552
Weighted average price of the balance of grants				R$ 8.10

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year *			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year*			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends

2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	-	3,431,610	-	-	-	-	-	-	(311,876)	3,119,734
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	796,054	-	(206,578)	(51,634)	(8,933)	-	-	-	(70,378)	519,098
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	687,895	-	(207,859)	(78,111)	(23,252)	-	-	-	(53,006)	427,030
2018-2020 Plan 2018 Grant*	849,932	Apr 2021	R$ 14.41	199,594	-	(187,039)	(42,854)	(22,250)	(9,101)	(2,305)	(1,094)	(3,454)	-
Total	6,008,258			1,683,543	3,431,610	(601,476)	(172,599)	(54,435)	(9,101)	(2,305)	(1,094)	(438,714)	4,065,862
Weighted average price of the balance of grants			R$ 12.96

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2014–2016 Plan – 1st Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014–2016 Plan – 2nd Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	2014–2016 Plan – 3rd Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan – 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

On December 31, 2022, expenses pegged to these long-term benefit plans totaled R$ 47,815 (R$ 22,212, on December 31, 2021).

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29.       Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the year ended December 31, 2022 is R$ 153,348 (R$ 119,457 on December 31, 2021).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	2022	2021	2022

Net Revenue	20,759,080	18,058,027	21,530,801

Gross revenue	28,650,398	25,357,429	29,713,383

Service revenue	27,331,986	24,264,246	28,394,971
Service revenue-Mobile	25,435,736	22,433,225	26,498,745
Service revenue - Landline	1,896,250	1,831,021	1,896,226

Goods sold	1,318,412	1,093,183	1,318,412

Deductions from gross revenue	(7,891,318)	(7,299,402)	(8,182,582)
Taxes incidents	(4,190,169)	(4,679,722)	(4,471,342)
Discounts granted	(3,692,038)	(2,610,388)	(3,702,129)
Returns and other	(9,111)	(9,292)	(9,111)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

30.       Operating costs and expenses

	Parent Company
	2022				2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(9,934.765)	(5,175,582)	(1,801,836)	(16,912.183)	(8,443,023)	(4,621,788)	(1,723,384)	(14,788,195)

Personnel	(50,271)	(786,725)	(441,503)	(1,278,499)	(62,214)	(676,479)	(387,735)	(1,126,428)
Outsourced services	(609,432)	(2,013,162)	(821,144)	(3,443,738)	(560,039)	(1,763,360)	(668,641)	(2,992,040)
Interconnection and means of connection	(2,781,893)	-	-	(2,781,893)	(1,840,139)	-	-	(1,840,139)
Depreciation and amortization	(5.113,029)	(292,385)	(460,292)	(5,865,706)	(4,847,995)	(265,565)	(578,136)	(5,691,696)
Taxes, fees and contributions	(36,629)	(763,860)	(22,853)	(823,342)	(34,732)	(777,819)	(29,388)	(841,939)
Rentals and insurance	(467,527)	(133,148)	(18,032)	(618,707)	(362,171)	(109,781)	(20,082)	(492,034)
Cost of goods sold	(870,978)	-	-	(870,978)	(731,007)	-	-	(731,007)
Advertising and advertising	-	(565,263)	-	(565,263)	-	(459,811)	-	(459,811)
Losses on doubtful accounts receivable	-	(585,699)	-	(585,699)	-	(544,642)	-	(544,642)
Other	(5,006)	(35,340)	(38,012)	(78,358)	(4,726)	(24,331)	(39,402)	(68,459)

	Consolidated
	2022
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(10,655,981)	(5,596,211)	(1,808,735)	(18,060,927)

Personnel	(50,271)	(786,725)	(441,503)	(1,278,499)
Outsourced services	(634,498)	(2,248,966)	(828,007)	(3,711,471)
Interconnection and means of connection	(2,511,779)	-	-	(2,511,779)
Depreciation and amortization	(6,074,238)	(292,644)	(460,292)	(6,827,174)
Taxes, fees and contributions	(36,972)	(907,895)	(22,856)	(967,723)
Rentals and insurance	(471,998)	(133,150)	(18,032)	(623,180)
Cost of goods sold	(870,978)	-	-	(870,978)
Advertising and advertising	-	(565,272)	-	(565,272)
Losses on doubtful accounts receivable	-	(626,218)	-	(626,218)
Other	(5,247)	(35,341)	(38,045)	(78,633)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

31.       Other revenues (expense), net

	Parent company		Consolidated
	2022	2021	2022
Revenues
Revenue from grant, net	10,324	13,548	10,324
Fines on telecommunications services	68,408	58,793	72,903
Revenue on disposal of assets (ii)	23,747	2,711,535	23,747
Other revenue	60,876	65,482	62,256
	163,355	2,849,358	169,230
Expenses
FUST/FUNTTEL (i)	(141,994)	(134,962)	(151,485)
Taxes, fees and contributions	(1,500)	(2,274)	(1,526)
Provision for legal and administrative proceedings, net of reversal
	(219,229)	(248,987)	(219,241)
Expenses on disposal of assets (ii)	(23,443)	(1,942,791)	(23,443)
Other expenses	(20,367)	(22,573)	(21,906)
	(406,533)	(2,351,587)	(417,601)

Other revenues (expenses), net	(243,178)	497,771	(248,371)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii) In 2021, it represents the revenue from the sale of 51% equity interest in I-Systems (formerly FiberCo) to IHS, which is composed of the (secondary) cash paid to TIM S.A. in the amount of R$ 1,096,294 and the fair value of the minority interest of 49% that remained with TIM S.A. in the amount of R$ 1,612,957.

In expenses, the amount of R$ 1,927,014 is represented by the net assets written-off at TIM S.A. and paid-in as share capital at I-Systems, in addition to the write-off of goodwill and deferred income tax related to goodwill due to the sale of 51% of I -Systems (formerly FiberCo). The gain on this transaction before income tax and social contribution was R$ 782,237. For further information, see Note 1.2.2.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

32.       Financial revenues

	Parent company		Consolidated
	2022	2021	2022

Financial revenues	1,267,501	1,091,748	1,318,948
Interest on financial investments	498,170	339,681	546,763
Interest received from customers	26,426	28,427	27,916
Swap interest	299,096	203,852	299,096
Interest on lease	28,101	24,788	28,101
Inflation adjustment (i)	213,949	208,029	213,949
Other derivatives (ii)	187,097	285,009	187,097
Other revenues	14,662	1,962	16,026

(i) A substantial part is related to the monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until December 31, 2022, the Company obtained the subscription right for the 5th, 6th, 7th and 8th contractual targets, generating an effect of R$ 160,514 (R$ 285,009 in December 31, 2021). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 39, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 29.

33.       Financial expenses

	Parent company		Consolidated
	2022	2021	2022

Financial expenses	(2,466,068)	(1,745,213)	(2,762,963)
Interest on taxes and fees	(174,351)	(61,745)	(187,778)
Swap interest	(644,280)	(352,029)	(644,280)
Interest on lease	(1,075,603)	(845,033)	(1,333,007)
Inflation adjustment (i)	(313,552)	(247,200)	(336,046)
Discounts granted	(47,644)	(52,509)	(48,774)
Other expenses	(210,638)	(186,697)	(213,078)

(i) A major portion related to: (i) inflation adjustment of lawsuits, in the amount of R$ 146,642 - see Note 25 (R$ 111,949 as of December 31, 2021); and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 166,411 (R$ 114,980 on December 31, 2021).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

34.       Foreign exchange variations, net

	Parent Company		Consolidated
	2022	2021	2022
Income
Loans and financing (i)	47,552	215,262	47,552
Suppliers	34,586	13,190	34,586
Swap	28,006	275,836	28,006
Other	30,923	16,640	30,923
	141,067	520,928	141,067
Expenses
Loans and financing (i)	(27,984)	(275,724)	(27,984)
Suppliers	(21,109)	(20,061)	(21,109)
Swap (ii)	(47,460)	(215,262)	(47,460)
Other	(39,507)	(9,222)	(39,507)
	(136,060)	(520,269)	(136,060)

Foreign exchange variations, net	5,007	659	5,007

(ii) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 39).

35.       Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	2022	2021	2022
Current income tax and social contribution taxes
Income tax for the period	(247,492)	9,697	(247,492)
Social contribution for the period	(85,452)	26,538	(85,452)
Tax incentive – SUDENE/SUDAM (i)	157,254	167,118	157,254
	(175,690)	203,353	(175,690)
Deferred income tax and social contribution
Deferred income tax	(3,512)	(255,972)	95,583
Deferred social contribution	(6,450)	(93,432)	29,954
	(9,962)	(349,404)	125,537
Provision for contingencies of income tax and social contribution
	-	-	-
	(9,962)	(349,404)	125,537
	(185,652)	(146,051)	(50,153)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	Parent Company		Consolidated
	2022	2021	2022

Profit before income tax and social contribution	1,856,407	3,103,225	1,720,908
Combined tax rate	34%	34%	34%
Combined tax rate on income tax and social contribution
	(631,178)	(1,055,097)	(585,109)
(Additions) / deletions:
Equity in earnings	(188,276)	(3,935)	(20,939)
Permanent additions and exclusions:
Non-taxable revenues	35,508	135,465	152,277
Non-deductible expenses for tax purposes	(39,236)	(53,505)	(120,682)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Tax incentive – SUDENE/SUDAM (i)	157,254	167,118	157,254
Tax benefit related to interest on shareholders’ equity	476,000	356,150	476,000
Sale I – Systems (formerly FiberCo) (ii)	-	(335,935)	-
IR/CS credit on Selic related do tax overpayment (iii)	-	534,804	-
Reversal of Provision for IR/CS - TIM Nordeste (iv)	-	87,565	-
Tax losses and temporary differences not recognized	-	-	(129,954)
Other amounts	4,276	21,319	21,000

	445,526	909,046	534,956
Income tax and social contribution recorded in income (loss) for the year	(185,652)	(146,051)	(50,153)
Effective rate	10.00%	4.71%	2.91%

(i) As mentioned in Note 27 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

(ii) Refer to deferred taxes on goodwill written-off, according to the sale transaction described in Note 1.2.2, which took place in November 2021 between TIM S.A. and IHS.

(iii) As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate in the amount of R$ 534.8 million, since the likelihood of a favorable outcome for the Company becomes probable.

(iv) In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

36.       Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the year.

	2022	2021

Income attributable to the shareholders of the company	1,670,755	2,957,174

Weighted average number of common shares issued (thousands)	2,419,961	2,420,314

Basic earnings per share (expressed in R$)	0.69	1.22

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	2022	2021

Income attributable to Company's shareholders	1,670,755	2,957,174

Weighted average number of common shares issued (thousands)	2,420,245	2,420,638

Diluted earnings per share (in R$)	0.69	1.22

The calculation of diluted earnings per share considered 284 thousands (324 thousands on December 31, 2021) shares related to the long-term, as mentioned in Note 28.

37.       Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent company		Consolidated
	2022	2021	2022

Telecom Italia Sparkle (i)	2,770	1,414	2,770
Gruppo Havas (vi)	-	83,613	-
TI Sparkle (iii)	1,494	5,084	1,494
TIM Brasil (vii)	22,790	23,069	22,790
Telecom Italia S.p.A. (ii)	2,086	1,502	2,086
I-Systems (ix)	14,762	5,879	14,762
Cozani (x)	456,185	-	-
Other	674	674	674
Total	500,761	121,235	44,576

	Liabilities
	Parent company		Consolidated
	2022	2021	2022

Telecom Italia S.p.A. (ii)	85,845	71,288	85,845
Telecom Italia Sparkle (i)	4,436	3,689	4,436
TI Sparkle (iii)	9,445	10,205	9,445
TIM Brasil (iv)	10,858	6,558	10,858

Vivendi Group (v)	3,457	1,238	3,457
Gruppo Havas (vi)	65,618	19,794	65,618
I-Systems (viii)	49,391	31,596	49,391
Cozani (x)	383,621	-	-
Other	22,210	4,585	22,210

Total	634,881	148,953	251,260

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Revenue
	Parent Company		Consolidated
	2022	2021	2022

Telecom Italia S.p.A. (ii)	2,874	1,112	2,874
Telecom Italia Sparkle (i)	3,887	353	3,887
TI Sparkle (iii)	1,968	3,347	1,968
I-Systems (ix)	36,090	5,881	36,090
Cozani (x)	459,797	-	-
Total	504,616	10,693	44,819

	Cost / Expense
	Parent Company		Consolidated
	2022	2021	2022

Telecom Italia S.p.A. (ii)	108,792	105,137	108,792
Telecom Italia Sparkle (i)	12,409	19,219	12,409
TI Sparkle (iii)	18,095	20,533	18,095
Vivendi Group (v)	4,319	1,271	4,319
Gruppo Havas (vi)	382,275	206,349	382,275
I-Systems (viii)	365,875	31,596	365,875
Cozani (x)	392,133	-	-
Other	16,983	22,597	16,983
Total	1,300,881	406,702	908,748

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which R$ 345,597 (R$ 181,440 on December 31, 2021) are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. As of December 31, 2022, the Company invested R$ 5,787 (R$ 9,147 on December 31, 2021).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

38.       Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	2022	2021

Short-term benefits	35,717	31,494
Other long-term benefits	-	1,052
Share-based remuneration	33,926	15,176
	69,643	47,722

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

39.       Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

As of December 31, 2022 and 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB and the exposure to a fixed rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on December 31, 2022 and December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2022 and December 31, 2021 or revenues from services rendered during the years ended December 31, 2022 and December 31, 2021.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the years ended December 31, 2022 and December 31, 2021. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2022 and December 31, 2021.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	2022		2021
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	276,951	393,372	198,027	208,787
Other derivatives (i)	624,671	-	457,892	-
	901,622	393,372	655,919	208,787

Current portion	(239,189)	(343,142)	(134,292)	(194,837)
Non-current portion	662,433	50,230	521,627	13,950

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 5.52% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 23.9 million. As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on December 31, 2022 and December 31, 2021 corresponds to R$ 624 million and R$ 458 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 600.1 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently revaluated and recorded in the Company’s results for the year, considering the arbitration risks disclosed in Note 29.

The long-term derivative financial instruments on December 31, 2022 are due in accordance with the following schedule:

Assets

2024	32,141
2025	630,292
>2026	-
662,433

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,623	3,105,187

Financial assets at fair value through profit or loss	2,203,564	901,623	3,105,187

Derivative financial instruments	-	276,952	276,952
Other derivatives		624,671	624,671
Marketable securities	2,203,564	-	2,203,564

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

136

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Financial assets and liabilities by category

The financial instruments of the company by category can be summarized as follows:

December 31, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	8,169,573	3,105,187	11,274,760

Derivative financial instruments	-	276,952	276,952
Other derivatives	-	624,671	624,671
Trade accounts receivable and other accounts receivable, excluding prepayments	3,978,135	-	3,978,135
Marketable securities	-	2,203,564	2,203,564
Cash and cash equivalents	2,548,713	-	2,548,713
Leases	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	22,848,540	393,372	23,241,912

Loans and financing	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,385,356	-	4,385,356
Lease liabilities	12,831,865	-	12,831,865
Dividends and interest on shareholders' equity payable	661,494	-	661,494

138

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,709,988	208,787	16,918,775

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	3,267,404	-	3,267,404
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

139

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On December 31, 2022, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on December 31, 2022 and December 31, 2021 are shown in the following table:

December 31, 2022

	COUNTERPARTY					% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2021

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

In March 2022, the Company entered into a call option transaction in the total notional amount of USD 63 million. The purpose of the operation is to hedge the Company from the effects of foreign exchange variation arising from its commercial contracts starting at R$ 4.96/USD 1.00. The operation consists of 9 options in the amount of US$ 7 million each and with maturity from April to December 2022. The options were acquired for the amount of R$ 17.1 million. The operation was completed on December 31, 2022.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Dec 2022	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-

CDI	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,005,860	(989)	4,005,860	(4,150,476)	(144,616)	(27,957)	(26,968)
	remote	4,004,918	(1,931)	4,004,918	(4,176,904)	(171,986)	(55,327)	(53,396)
USD	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,430,671	423,822	4,430,671	(4,123,508)	307,163	423,822	-
	remote	4,854,493	847,644	4,854,493	(4,123,508)	730,985	847,644	-
Libor	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	4,009,675	2,826	4,009,675	(4,123,508)	(113,833)	2,826	-
	remote	4,012,501	5,652	4,012,501	(4,123,508)	(111,007)	5,652	-
IPCA	probable	4,006,850	-	4,006,850	(4,123,508)	(116,658)	-	-
	possible	3,883,686	(123,164)	3,883,686	(4,123,508)	(239,822)	(123,164)	-
	remote	3,769,695	(237,154)	3,769,695	(4,123,508)	(353,813)	(237,154)	-

141

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

Risk variable	Sensitivity scenario	CDI	USD	Libor	IPCA

CDI	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	17.06%	5.2177	5.15%	5.78%
	Remote	20.48%	5.2177	5.15%	5.78%
USD	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	6.5221	5.15%	5.78%
	Remote	13.65%	7.8266	5.15%	5.78%
Libor	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	5.2177	6.44%	5.78%
	Remote	13.65%	5.2177	7.73%	5.78%
IPCA	Probable	13.65%	5.2177	5.15%	5.78%
	Possible	13.65%	5.2177	5.15%	7.23%
	Remote	13.65%	5.2177	5.15%	8.67%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2022 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

	2022	2021
Net income from derivative operations	(364,638)	(87,603)
Income (loss) from operations with other derivatives	160,414	285,009

Capital Management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt. The financial leverage ratios on December 31, 2022 and December 31, 2021 can be summarized as follows:

142

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	2022	2021	2022

Total loans and derivatives (Note 21 and 39)	4,461,574	3,398,333	4,461,574
Leases - Liabilities (Note 17)	9,948,873	9,063,539	12,831,865
Leases - Assets (Note 17)	(238,646)	(243,121)	(238,646)
Less: Cash and cash equivalents (note 4)	(1,785,100)	(5,228,615)	(2,548,713)
FIC (note 5)	(2,203,564)	(4,568,020)	(2,203,564)
Net debt	10,183,137	2,422,116	12,302,516
Other derivatives (Note 39)	624,671	457,892	624,671
Financing of 5G License	895,094	843,020	895,094
Adjusted net debt	11,702,902	3,723,028	13,822,281
EBITDA (i) (last 12 months)	8,781,580	9,447,727	9,987,091

Leverage ratio	1.33	0.39	1.38

Reconciliation, net profit for the year:

Net profit for the year	1,670,755	2,957,174	1,670,755
Finance income (cost), net	1,193,560	652,806	1,439,008
Income tax and social contribution	185,652	146,051	50,153
Depreciation and amortization	5,731,613	5,691,696	6,827,175
LAJIDA (EBITDA) (i)	8,781,580	9,447,727	9,987,091

(i)   Lajida: income before interest, taxes, depreciation and amortization.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,568,343	2,195,915	(166,779)
Cancellations	-	(84,915)	-
Financial expenses	298,718	1,072,435	345,184
Foreign exchange variations, net	(19,567)	-	19,454
Payment	(723,134)	(2,298,101)	(258,978)

December 31, 2022	4,969,825	9,948,873	(508,251)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,568,343	2,472,827	(166,779)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(93,491)	-
Financial expenses	298,718	1,329,839	345,184
Foreign exchange variations, net	(19,567)	-	19,454
Payment	(723,134)	(2,870,297)	(258,978)

December 31, 2022	4,969,825	12,831,865	(508,251)

144

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2020	2,345,032	8,378,835	(465,922)
Inflows	3,062,000	2,041,474	(296,464)
Cancellations	-	(202,379)	-
Financial expenses	167,857	858,260	148,177
Foreign exchange variations, net	60,463	-	(60,574)
Payment	(1,789,887)	(2,012,651)	227,651

December 31, 2021	3,845,465	9,063,539	(447,132)

40.       Defined benefit pension plans and other post-employment benefits

	2022	2021

PAMEC/asset policy and medical plan	5,825	6,492

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2022, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan	2022	2021

Reconciliation of assets and liabilities	(*)		(*)

Present value of the actuarial obligations	35,189	8,624	105	776	12,536	3,210	60,440	66,167
Fair value of the plan assets	(54,337)	(14,977)	(360)	-	(10,697)	-	(80,371)	(83,133)
Present value of the obligations exceeding the fair value of the assets	(19,148)	(6,353)	(255)	776	1,839	3,210	(19,931)	(16,966)

Amount recognized in other comprehensive income	7,983	1,674	203	-	-	-	9,860	2,495
Net actuarial liabilities/(assets)	(11,165)	(4,679)	(52)	776	1,839	3,210	(10,071)	(14,471)

(*) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Actuarial liabilities (assets) on 12/31/2021	(17,609)	(3,236)	(118)	672	2,589	3,231
Expense (revenue) recognized in income	(1,552)	(284)	(10)	57	234	411
Contributions of the sponsor	-	-	-	(44)	-	(34)
Recognized actuarial (gains) or losses	7,996	(1,159)	76	91	(984)	(398)
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2022	(11,165)	(4,679)	(52)	776	1,839	3,210

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Value of obligations on 12/31/2021	38,869	9,176	119	672	14,100	3,231
Cost of current service	4	-	-	-	-	121
Interest on actuarial obligation	3,289	769	10	57	1,242	290
Benefits paid in the year	(3,103)	(772)	(9)	(44)	(718)	(34)
Contributions paid by participants	-	-	-	-	-	-
(Gains)/losses in obligations	(3,870)	(549)	(15)	(198)	(2,088)	(398)

Value of obligations on 12/31/2022	35,189	8,624	105	487	12,536	3,210

d) Reconciliation of the fair value of the assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Fair value of assets on 12/31/2021	56,478	14,739	405	-	11,511	-
Benefits paid in the year	(3,103)	(772)	(9)	-	(718)	-
Actual earnings from assets during the year	4,841	1,257	35	-	1,008	-
Company’s contributions / (returns)	-	-	(73)	-	-	-
Actuarial gain (loss) on plan assets	(3,879)	(247)	2	-	(1,104)	-
Fair value of assets on 12/31/2022	54,337	14,977	360	-	10,697	-

147

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

e) Expenses planned for 2023

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical plan

Current service cost (with interest)	7	-	-	-	-	97
Interest on actuarial obligations	3,389	769	10	57	923	323
Earnings expected from assets	(5,326)	(1,257)	(32)	-	(737)	-
Interest on the effect of the (asset)/liability limit	1,128	284	5	-	-	-

Total unrecognized net expense (revenue)	(802)	(204)	(17)	57	186	420

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 10.11% / 6.39%; PBS Nordeste: 10.11% / 6.39%; CA: 10.11% / 6.39%; PBS-A: 10.12% / 6.40%; AES: 10.16% / 6.43%; PAMEC: 10.11% / 6.39%; FIBER: 10.14% / 6.42%;
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%;
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

41.       Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2022, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE FINANCIAL STATEMENTS December 31, 2022 (In thousands of Reais, except as otherwise stated)

Modalities	Maximum indemnity limits
Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

42. Supplementary information to the cash flow

	Parent Company		Consolidated
	2022	2021	2022

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	2,026,706	1,929,392	2,303,608
Additions to intangible assets / acquisition of licenses (i)	-	2,682,469	-

(i) TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. As of December 2021, Capex recorded for licenses and related obligations is R$ 3,584 million. With the amount of R$ 2,682 million as a contra entry to authorizations payable and R$ 902 million with impact on cash.

43.       Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 455,000 of interest on shareholders’ equity as of December 12, 2022. The payment took place on January 24, 2023, and the date for identification of shareholders entitled to receive such amounts took place on December 21, 2022.

The payment of the 2nd installment of interest on shareholders’ equity, approved on September 12, 2022, in the amount of R$ 245,000, took place on January 24, 2023.

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FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2022.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2022 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 9th, 2023, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2022 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 9th, 2023.

WALMIR KESSELI Chairman of the Fiscal Council	Anna Maria Cerentini Gouvêa Guimarães Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

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STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) was created by the Extraordinary Shareholders’ Meeting of TIM Participações S.A. (“TPART”) held on December 12th, 2013. On August 31st, 2020, aiming to simplify the corporate structure of the group in Brazil, TPART was merged into its wholly-owned subsidiary, TIM S.A. (“Company” or “TIM”), which succeeded it in all of its rights and obligations, maintaining the same structure of corporate governance, internal controls, systems, and the same legal framework. As a consequence of this corporate reorganization movement, TIM’s CAE maintained the same structure of TPART’s CAE, and proceeded with the activities, working plan and evaluations that were being conducted by the latter.

TIM’s CAE is a permanent statutory body which seeks to adopt the best Corporate Governance practices, as recommended, and governed by the Normative Resolution No. 23 of the Comissão de Valores Mobiliários (“CVM”), of February 25th, 2021, and other applicable regulations.

The CAE is composed of at least three (3) and no more than five (5) independent members, elected by the Board of Directors, for a 2-year term of office, which shall coincide with the term of office of the members of the Board of Directors, re-election being limited to a maximum period of ten (10) years.

It should be clarified that the role of CAE member can not be delegated, and must be exercised exclusively by the elected members.

The election of the new Board members occurred at the Annual and Extraordinary Shareholders’ Meeting held on March 30th, 2021. For the 2021/2023 mandate, the Board of Directors elected the following members to compose the CAE: Messrs. Gesner José de Oliveira Filho (Coordinator), Flavia Maria Bittencourt and Herculano Aníbal Alves (corporate accounting expert), all of them characterized as independent according to the criteria defined by B3’s Novo Mercado Regulation.

The CAE has as ordinary attributions the supervision of the quality and integrity of the financial statements, and their compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts of any kind, to be executed between the Company or its subsidiary, on one side, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other side.

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In addition to its ordinary duties, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes-Oxley Act (“SOx), to which the Company is subject to, as it is registered at the US Securities and Exchange Commission (“SEC”) as holder of American Depositary Receipts (ADRs) on The New York Stock Exchange (“NYSE”) since November 16th, 1998.

The CAE has an annual budget, within the limits approved by the Company's Board of Directors, to conduct or determine consultations, evaluations and investigations within the scope of its activities, including the engagement of services and use of independent external experts.

This Report is issued in compliance with Section 14, IX, of the Internal Rules of the CAE, and according to Section 27, VII, Paragraph 1st, of CVM Resolution No. 80 of March 29th, 2022.

2. Activities of the Statutory Audit Committee of TIM in 2021

The CAE will meet whenever necessary, but at least bi-monthly, so that financial information is always assessed before becoming public.

Upon establishment of an annual plan to fulfill its duties, during the period from January 1st to December 31st, 2022, fifteen (15) ordinary meetings of the CAE were held, which included eighty nine (89) items of Agenda (topics). The meetings lasted an average of one (1) hour and fifty-three (53) minutes each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Diretor Financeiro (Chief Financial Officer) and the Diretor de Relações com Investidores (Investor Relations Officer), in addition to the other members of the Executive Board, the Directors of the Internal Audit and Compliance areas, and the Independent Auditors, were directly involved. At each Board of Directors’ meeting, the CAE reports the activities carried out in the respective month.

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Among the subjects addressed throughout the annual program referenced above, it is noted that the topics submitted at CAE meetings were classified as follows: (i) ordinary topics (resulting from the applicable legislation/regulation); (ii) recurrent topics (arising from the work plan programmed for the CAE throughout the year); and (iii) extraordinary topics (not provided for in the previous items and submitted at the request of the Company's management or the CAE members themselves).

Within the organization indicated above, it is worth highlighting the statistical data on the productivity of CAE activities, with special emphasis on some topics highlighted in yellow, flagged as topics of strategic potential for evaluation by CAE members, as shown below:

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Among the activities carried out during the financial year, the following should be highlighted:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in twelve (12) topics during the year of 2022. Ernst & Young Auditores Independentes S/S (“EY”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31st, 2022, and for the planning and execution of the audits regarding the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements adequately represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). The EY was also the auditor firm responsible for reviewing Form 20-F (SEC) of the Company.

II. Supervised the Company's Internal Audit activities, in eight (8) topics during the year of 2022, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated, through an evaluation questionnaire previously approved by the CAE, the performance of the Company’s Internal Auditors.

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in seven (7) topics during the year of 2022, in order to, among other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

With regards to the internal controls, the following main issues were monitored and recommended by the CAE: (i) monitoring of the internal control system as to its effectiveness and improvement processes; (ii) analysis of the process of certification of internal controls - SOx with the Management and Independent Auditors; (iii) Company procedures for full compliance with SOx requirements and intensive monitoring of remediation plans related to the deficiencies pointed out by the Independent Audit in relation to the process of SOx Certification in the Company.

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The CAE found that the internal controls are implemented in accordance with the nature, complexity and necessity of the operations and, in view of the information provided by the Executive Board, the Internal Audit and the independent auditors, verified that there are no relevant facts or of a serious nature that could put at risk the compliance with the applicable legal and regulatory rules.

IV. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information to which the CAE had access to, the CAE believes that the internal controls system of the Company is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to. The CAE has noted the importance of continuous improvement in the internal control system.

V. Followed-up and supervised the work carried out by the Company's Compliance area in eight (8) topics, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the Independent Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and discussing the implementation in the Company of the adaptations required by the General Law of Personal Data Protection (“LGPD”); (iii) Compliance of general and Commercial Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations. Within the Company's Integrity and Anticorruption Program, the CAE also monitored the activities for maintenance of the ISO 37001 Certification obtained in 2020.

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VI. The CAE was informed of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company. To this end, the CAE has monitored the main macro indicators that assist in an assessment of the risks of the external environment for the Company at the limit of what is predictable by the best quantitative and qualitative techniques, always seeking to recommend mechanisms that provide the Company with the necessary agility and resilience to adapt to rapid changes in macroeconomic scenarios.

VII. During the performance of its activities, the CAE regularly monitored issues related to: (i) customer satisfaction and the quality of services and staff contact; (ii) incentives for innovation applied to products and services; (iii) transparency and accountability to stakeholders; (iv) ethical conduct in business; (v) digital inclusion; (vi) dialogues and communication with stakeholder groups; (vii) management of electronic products; (viii) investment in infrastructure; and (ix) development of new technologies.

VIII. Throughout the year of 2022, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors disclosed by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in four (4) topics during the year 2022. The Company's risk management structure foresees the analysis, by the CAE, based on the examination performed by the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

IX. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on twelve (12) agreements of different types between the Company, on one side, and related parties, on the other side. All the agreements entered into, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

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X. As part of its duties, the CAE analyzed, in seven (7) topics during the year 2022, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XI. In addition to the fifteen (15) reported meetings for the proper performance of their duties, the CAE members participated in at least four (4) private meetings, of one (1) hour each, with the Internal Audit area of the Company, and one (1) private meeting with the Independent Auditors, of thirty (30) minutes, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of a breach of independence, of any kind of interference by management, giving to the Committee the opening to express any concerns that need to be assessed in the development of the audit work.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

In view of the foregoing, in order to comply with the protocol and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

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Specifically, in relation to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for tax contingencies (explanatory note 25 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

3.2. Acquisition of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”)

The CAE maintained several interactions with the Company's management to assess and monitor the accounting impacts caused by the closing of the transaction.

4. Other Activities

4.1. Review of Form 20-F and the Formulário de Referência

With regards to the revision work of Form 20-F (SEC) and the Formulário de Referência (CVM), the members of the CAE met, formally, in the total of three (3) times with Company’s executives, over the months of March and June, 2022.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The members of the CAE met with executives of the Company to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Resolution No. 80, of March 29th, 2022, which amended and added provisions to CVM Resolution No. 168, 2022.

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4.3. Self-assessment of the CAE

The members of the CAE submitted themselves to a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2022, aiming at a process of constant and permanent evolution.

4.4. Assessment of Independent Auditors and Internal Audit

The members of the CAE evaluated the quality of the work of the Company's Independent Auditors and Internal Audit, by means of an evaluation questionnaire previously approved by the CAE.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2022 ("Annual Financial Statements of 2022").

Considering the information provided by the Company's management and EY, and the proposed allocation of the results for the year 2022, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro, February 9th, 2023.

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee

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STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer, Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Fabio Mello de Avellar (Chief Revenue Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31st, 2022.

Rio de Janeiro, February 9th, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente, Diretor Financeiro e Diretor de Relação com Investidores (Chief Executive Officer, Chief Financial Officer and Investor Relations Officer)	FABIO MELLO DE AVELLAR Chief Revenue Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL Business Support Officer	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer
FABIANE RESCHKE Legal Officer

161

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer, Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Fabio Mello de Avellar (Chief Revenue Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31st, 2022.

Rio de Janeiro, February 9th, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente, Diretor Financeiro e Diretor de Relação com Investidores (Chief Executive Officer, Chief Financial Officer and Investor Relations Officer)	FABIO MELLO DE AVELLAR Chief Revenue Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer

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BRUNO MUTZENBECHER GENTIL Business Support Officer FABIANE RESCHKE Legal Officer	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer